PURCHASE AND ASSUMPTION AGREEMENT

BY AND AMONG

CITRUS BANK, NATIONAL ASSOCIATION
A NATIONAL BANK,

CIB MARINE BANCSHARES, INC.
A WISCONSIN CORPORATION,

AND

1ST UNITED BANK
A FLORIDA-CHARTERED, MEMBER BANK

APRIL 3, 2008

(i)

(ii)

(iii)

Section 16.13	Interpretation	52
Section 16.14	Specific Performance	53
Section 16.15	No Third Party Beneficiaries	53
Section 16.16	Survival	53
Section 16.17	Radon	53

SCHEDULES

Schedule 1.1(a)	Automated Teller Machines
Schedule 1.1(b)	Branch Employees
Schedule 1.1(c)	Branch Leases
Schedule 1.1(d)	Branches
Schedule 1.1(e)	Contracts
Schedule 1.1(f)	Deposit Liabilities
Schedule 1.1(g)	Excluded Deposits
Schedule 1.1(h)	Excluded Fixed Assets
Schedule 1.1(i)	Excluded Loans
Schedule 1.1(j)	Fixed Assets
Schedule 1.1(k)	Leased Real Property
Schedule 1.1(l)	Loans
Schedule 1.1(m)	Participation Loans
Schedule 1.1(n)	Prepaid Expenses
Schedule 1.1(o)	Real Property
Schedule 1.1(p)	Servicing
Schedule 1.1(q)	Tenant Lease
Schedule 1.1(r)	Advance Lines
Schedule 3.4(a)	Allocation of Purchase Price
Schedule 6.6(b)	Branch Lease Exceptions
Schedule 6.13	Labor and Employment Matters
Schedule 7.5	Regulatory Approvals

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Special Warranty Deed
Exhibit C	Form of Confidentiality Agreement

(iv)

PURCHASE AND ASSUMPTION AGREEMENT

          This Purchase and Assumption Agreement (the “Agreement”) dated as of April 3, 2008, is by and among Citrus Bank, National Association, a national banking association with its principal office at 1717 Indian River Boulevard, Vero Beach, Florida 32960 (“Citrus” or the “Seller”), CIB Marine Bancshares, Inc., a Wisconsin corporation with its principal office at N27 W24025 Paul Court, Pewaukee, Wisconsin 53072 (“CIB” and collectively with Citrus, the “Sellers,” unless the context otherwise provides), and 1st United Bank, a Florida-chartered, member bank with its principal office at One North Federal Highway, Boca Raton, Florida 33432 (“Purchaser”).

          WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, certain assets in accordance with the terms and provisions of this Agreement; and

          WHEREAS, Sellers desire to assign to Purchaser, and Purchaser desires to assume from Sellers, certain liabilities of Sellers in accordance with the terms and provisions of this Agreement.

          NOW, THEREFORE, in consideration of the agreements, representations and warranties, and the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby subject to the terms and conditions set forth herein, each of Citrus, CIB and Purchaser agree as follows:

ARTICLE I

DEFINITIONS

               Section 1.1 Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

          “Accrued Interest” shall mean, as of any date, (a) with respect to the Deposit Liabilities, the interest, dividends, fees, costs, and other charges that have been accrued on but not paid, credited, or charged to the Deposit Liabilities, all as set forth in the applicable Seller’s general ledger, and (b) with respect to the Loans, the Advance Lines and the Negative Deposits, interest, fees, premiums, consignment fees, costs, and other charges that have accrued on or been charged to the Loans, the Advance Lines or the Negative Deposits but not paid by the applicable borrower, or any guarantor, surety or other obligor therefor, or otherwise collected by offset, recourse to collateral or otherwise, all as set forth in the applicable Seller’s general ledger.

          “Adjusted Payment Amount” shall have the meaning specified in Section 3.3(a).

          “Advance Lines” shall mean all overdraft lines of credit to owners of the Deposit Liabilities, plus any and all Accrued Interest thereon, as listed on Schedule 1.1(r) hereto, which are opened at and booked to any Branch as of the close of business on the Closing Date

(1)

          “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, or a director, officer, partner, joint venturer or member of such Person.

          “Assignment and Assumption Agreement” shall mean an agreement substantially in the form of Exhibit A hereto.

          “Assumed Liabilities” shall have the meaning specified in Section 2.2.

           “ATMs” shall mean each automated teller machine listed on Schedule 1.1(a) hereto.

          “Branch Employees” shall mean each of Sellers’ employees listed on Schedule 1.l(b) hereto, but excluding (a) Joyce Tommasino and Richard Nisbeth, and (b) any such employee who shall leave a Seller’s employ between the date hereof and the close of business on the Closing Date, but including (i) any replacement for any such employee made in the ordinary course of business between the date hereof and the Closing Date and (ii) any Person who becomes an employee of any Seller and fills a vacant position between the date hereof and the Closing Date to provide Branch-related services to Customers.

          “Branch Leases” shall mean the lease agreements for the Branches listed on Schedule 1.1(c) hereto.

          “Branches” shall mean each of Citrus’s branch offices, each as listed on Schedule 1.1(d) hereto.

          “Break-Up Fee” shall have the meaning specified in Section 16.3(f).

          “Business Day” shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or authorized by law to be closed in the State of Florida.

          “Cash” shall mean all petty cash, vault cash, teller cash, ATM cash, and prepaid postage located at the Branches (including foreign currency), in each case as of the close of business at the respective Branch on the Closing Date.

          “Capital Account” shall mean the capital account of the Seller, including the common stock, surplus, undivided profits, and investment gain or loss.

          “CIB” shall have the meaning specified in the preamble.

          “CIB Acquisition Proposal” shall mean any proposal or offer from any Person (in each case, whether or not in writing and whether or not delivered to the shareholders of CIB generally) relating to (i) any direct or indirect acquisition or purchase of a substantial amount of the assets of CIB or of over 50% of any class of equity securities of CIB, (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 50% or more of any class of equity securities of CIB, or (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving CIB.

          “Citrus” shall have the meaning specified in the preamble.

(2)

          “Citrus Acquisition Proposal” shall mean any proposal or offer from any Person (other than an Affiliate) relating to (i) the direct acquisition or purchase of a substantial amount of assets of Citrus or Citrus Financial or of over 50% of any class of equity securities of Citrus or Citrus Financial, or (ii) any merger, consolidation, business combination or sale of substantially all the assets of Citrus or Citrus Financial. For purposes of the foregoing, a “Citrus Acquisition Proposal” applies to the acquisition of Citrus or Citrus Financial on a stand-alone basis and does not include and shall not be interpreted or construed to apply to any proposal to acquire Citrus or Citrus Financial indirectly as part of a CIB Acquisition Proposal.

          “Citrus Financial” shall mean Citrus Financial Services, Inc.

          “Closing” shall have the meaning specified in Section 5.l(a).

          “Closing Date” shall have the meaning specified in Section 5.l(a).

          “Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

          “Comparable Job” shall mean, with respect to any Transferred Employee, a position with Purchaser (a) with a base pay equal to or greater than that being paid by Seller to the Transferred Employee and (b) to be performed at a Branch or to be performed within thirty (30) miles of such employee’s current work location, each as applicable to such Transferred Employee immediately prior to the Closing Date.

          “Contracts” shall mean the contracts and leases relating to the operation and maintenance of the Real Estate and Fixed Assets listed on Schedule 1.1(e) hereto to the extent such contracts are assignable, but excluding any information technology contracts or intercompany contracts.

          “Conversion Date” shall mean the date Purchaser converts to its system all files, books of account and records transferred from Sellers to Purchaser, which shall be no later than 120 days after the Closing Date, unless otherwise mutually agreed upon by the parties.

          “Customers” shall mean, individually and collectively, (a) the Persons named as the owners of the deposit accounts relating to the Deposit Liabilities, (b) the primary obligors under the Loans, and (c) the parties (other than Sellers and their Affiliates) to the Safe Deposit Agreements.

          “CRA” shall mean the Community Reinvestment Act of 1977, as amended.

          “Customer Notices” shall have the meaning specified in Section 10.3(a).

          “Damages” shall have the meaning specified in Section 14.1.

          “Deposit Liabilities” shall mean all of Citrus’s obligations and liabilities relating to the deposit accounts listed on Schedule 1.1(f) hereto, which are opened at and booked to any Branch as of the close of business on the Closing Date, and which include, but are not limited to, all passbook, statement savings, checking, money market and negotiable order of withdrawal, certificates of deposit, and IRA and Keogh Plan accounts, together with Accrued Interest

(3)

thereon, all as exist at the close of business on the Closing Date but excluding the Excluded Deposits.

          “Draft Closing Statement” shall mean a draft closing statement computed and dated as of the close of business of the fifth (5th) Business Day preceding the Closing Date setting forth an estimate of the Purchase Price (including all adjustments and prorations thereto).

          “Environmental Laws” shall mean all Federal, state or local laws, rules, regulations, codes, ordinances, or by-laws, and any judicial or administrative interpretations thereof, including orders, decrees, judgments, rulings, directives or notices of violation, that create duties, obligations or liabilities with respect to (i) human health or (ii) environmental pollution, including, without limitation, laws governing the existence, use, storage, treatment, discharge, release, containment, transportation, generation, manufacture, refinement, handling, production, disposal, or management of any Hazardous Materials, or otherwise regulating or providing for the protection of the environment, and further including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), the Public Health Service Act (42 U.S.C. § 300 et seq.), the Pollution Prevention Act (42 U.S.C. § 13101 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (21 U.S.C. § 349, 42 U.S.C. §§ 201, 300f), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), and similar state and local statutes, and all regulations adopted pursuant thereto.

          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended (11 U.S.C. § 1101 et seq.).

          “Estimated Payment Amount” shall have the meaning specified in Section 3.2.

          “Estimated Purchase Price” shall mean the estimate of the Purchase Price set forth on the Draft Closing Statement.

          “Excluded Deposits” shall mean all Deposit Liabilities (a) securing, guaranteeing or otherwise relating to any Excluded Loans or which constitute deposits of any Seller or any of its Affiliates, all of which are listed on Schedule 1.1(g) hereto, and (b) deposits held in any Retirement Plan Account where the Customer has notified any Seller of his, her or its objection to Purchaser acting as custodian or trustee of such Retirement Plan Account or if such action otherwise is prohibited by applicable law.

          “Excluded Fixed Assets” shall mean (a) supplies, signs, marketing aids, trade fixtures or equipment specifically identifying or relating to a Seller or any of its Affiliates located at the Branches, (b) software, source and object code, user manuals and related documents and all updates, upgrades or other revisions thereto and all copies or duplicates thereof located at the Branches, (c) signage demarcating the name of Sellers, (d) door locks, and (e) any other personal property of a Seller or any of its Affiliates identified on Schedule 1.1(h) hereto, less any such items consumed or disposed of, plus new similar items acquired or obtained, in the ordinary course of the operation of the Branches through the close of business on the Closing Date.

(4)

          “Excluded Loans” shall mean the loans described on Schedule 1.1(i) hereto.

          “FDIA” shall mean the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1831(o)).

          “FDIC” shall mean the Federal Deposit Insurance Corporation.

          “Federal Funds Rate” shall mean, for the period involved, the average of the interest rates for each day of the period set forth in H.15(519) opposite the caption “Federal Funds (Effective)”. H.15(519) means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

          “Federal Reserve Stock” means the stock of the Federal Reserve Bank of Atlanta held on the books and records of Citrus in connection with its membership in the Federal Reserve system.

          “Final” shall mean, as applied to any governmental order or action, that such order or action has not been stayed, vacated or otherwise rendered ineffective and either (a) the time period for taking an appeal therefrom shall have passed without an appeal therefrom having been taken, or (b) if any such appeal shall have been dismissed or resolved, all applicable periods for further appeal of such order or action shall have passed.

          “Final Approval Date” shall mean, with respect to the transactions contemplated hereby, the date upon which the last of the following has occurred: (a) all Regulatory Approvals have been obtained; (b) all applicable regulatory notices which are required to be published or given prior to consummation of the transactions contemplated hereby have been published or given; (c) the filing of all applicable regulatory reports; and (d) the expiration of all applicable regulatory comment and waiting periods.

          “FIRPTA Affidavits” shall mean affidavits pursuant to Section 1445 of the Code certifying to the non-foreign entity status of Sellers.

          “Fixed Assets” shall mean all of the ATMs, furniture, fixtures, equipment and other tangible personal property located on or affixed to the Real Property or located at any Branch set forth on Schedule 1.1(j) hereto, less any items consumed or disposed of in the ordinary course of the operations of the Branches, plus new items acquired or obtained, in the ordinary course of the operation of the Branches, each through the close of business on the Closing Date. Fixed Assets shall not include any of the Excluded Fixed Assets.

          “Fixed Assets Purchase Price” shall mean the net book value of the Fixed Assets.

          “GAAP” shall mean generally accepted accounting principles.

          “Hazardous Materials” shall mean (a) any “hazardous material,” “hazardous substance,” “hazardous waste,” “oil,” “regulated substance,” “toxic substance,” or words of similar import as defined under any of the Environmental Laws, (b) asbestos in any form, (c) urea formaldehyde foam insulation, (d) polychlorinated biphenyls, (e) radon gas, (f) flammable explosives, (g) radioactive materials, (h) any chemical, contaminant, solvent, material, pollutant or substance

(5)

that may be dangerous or detrimental to any of the Branches, the environment or the health and safety of employees or other occupants of any of the Branches, and (i) any substance, the generation, storage, transportation, utilization, disposal, management, release or location of which, on, under or from any of the Branches is prohibited or otherwise regulated pursuant to any of the Environmental Laws.

          “Indemnified Party” shall have the meaning specified in Section 14.3.

          “Indemnitor” shall have the meaning specified in Section 14.3.

          “Inspection Period” shall have the meaning specified in Section 8.14.

          “Investment Securities Portfolio” means the investment securities portfolio of Seller, including, but not limited to, United States Treasury and state and federal agency securities, as reflected on its books and records from time to time, but excluding the Federal Reserve Stock to the extent that the transfer is permitted by applicable laws, rules and regulations.

          “IRA” shall mean an individual retirement account as specified in Sections 408 and 408A of the Code.

          “IRS” shall mean the Internal Revenue Service of the United States of America.

          “Items” shall mean (a) transfers of funds by wire or through an automated clearing house, checks, drafts, negotiable orders of withdrawal and items of a like kind which are drawn on or deposited and credited to the Deposit Liabilities, and (b) payments, advances, disbursements, fees, reimbursements and items of a like kind which are debited or credited to the Loans; provided, however, that with respect to Section 11.4 of this Agreement, any such transfers of funds or payments or disbursements shall refer to the Excluded Deposits and Excluded Loans, respectively.

          “Keogh Plan” shall mean an employee pension plan covering self-employed individuals.

          “Knowledge” shall mean, with respect to Sellers, the actual knowledge as of the date hereof, without further investigation, of any of Citrus’ officers that hold the title of senior vice president or above and have responsibility with respect to the operations of the Branches.

          “Landlord Consents” shall have the meaning set forth in Section 5.2(e).

          “Lease Assignments” shall mean an agreement in a form to be mutually agreed upon by Purchaser and Sellers, pursuant to which Seller’s interest in the Branch Leases are assigned to Purchaser.

          “Leased Real Property” shall mean the parcels of real property in which a Seller has a leasehold interest and which is subject to a Branch Lease, the addresses of which are listed on Schedule 1.1(k) hereto.

          “Lien” shall mean any lien, pledge, charge, encumbrance, security interest, mortgage, deed of trust, lease, option or other adverse claim of any kind or description.

(6)

          “Loan Loss Reserve” means the loan loss reserves of the Seller, as reflected on its books and records.

          “Loans” shall mean:

                    (a) all loans (exclusive of any Loan Loss Reserves) that are attributable to the Branches, and that have been made in the ordinary course of business consistent with the applicable Seller’s credit standards, as listed on Schedule 1.1(l) hereto; and

                    (b) pending applications to a Seller attributable to a Branch and unfunded commitments, including but not limited to, scheduled credits, of a Seller attributable to a Branch subject to any repayments or prepayments, in whole or in part, advances, credits, debits, charges or other actions affecting the balance of any such loans as of the close of business on the Closing Date, and, in each case, including all documents executed or delivered in connection with any Loan and any and all collateral held as security therefore or in which a security interest, lien or mortgage has been granted, and all rights in relation thereto, together with Accrued Interest thereon, all as of the close of business on the Closing Date, and a Seller’s loan files and records relating thereto; provided, that as to the foregoing, no such applications and commitments shall be deemed included within the definition of “Loans” which the Purchaser in its sole discretion deems unacceptable for purchase.

                    (c) Notwithstanding the provision of section (a) above and unless otherwise agreed upon in writing by Purchaser and Sellers, Loans shall not include:

(i) loans in which the collateral securing the same has been repossessed or in which collection efforts have been instituted or foreclosure proceedings have been filed;

(ii) any loans more than thirty (30) days past due or otherwise in default;

(iii) loans upon which insurance has been forced placed;

(iv) the Excluded Loans;

(v) loans in connection with which the borrower has filed a petition for relief under the United States Bankruptcy Code prior to the Closing Date;

(vi) loans that become adversely classified after September 30, 2007; or

(vii) loans originated after September 30, 2007 that Purchaser in its sole discretion deems unacceptable for purchase.

          “Loan Value” shall mean, as of any date, the unpaid principal balance of the Loans, plus Accrued Interest thereon, as set forth in the applicable Seller’s general ledger.

(7)

          “Material Adverse Effect” shall mean any circumstance, change in or effect on the Purchased Assets that is materially adverse to the operation, results of operations, or the financial condition of the Branches, taken as a whole; provided, however, that “Material Adverse Effect” shall not include any circumstance, change in or effect on the Branches directly or indirectly arising out of or attributable to (a) changes in general legal, regulatory or political conditions, (b) changes in prevailing interest rates, (c) changes in GAAP, (d) any actions taken or omitted to be taken pursuant to the terms of this Agreement, or (e) the announcement of the transactions contemplated by this Agreement.

          “Negative Deposits” shall mean overdrafts in Deposit Liability accounts that are not covered by Advance Lines, plus any and all Accrued Interest thereon.

          “Participation Loans” shall mean the Loans specified on Schedule 1.1(m) hereto.

          “Permitted Exceptions” shall have the meaning specified in Section 8.10.

          “Permitted Liens” shall mean (a) Liens for taxes, assessments, governmental charges or levies not yet due and payable or which although delinquent are being contested in good faith by appropriate proceedings, (b) Liens resulting from a filing by a lessor as a precautionary filing for a lease, (c) landlords’ Liens under the Branch Leases, (d) Liens imposed by law, such as carriers’, warehousemen’s, and mechanics’ Liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than ninety (90) days past due or which are being contested in good faith by appropriate proceedings, and (e) any other Liens affecting the Purchased Assets which do not impede the ownership or operation of such Purchased Assets in any material respect.

          “Person” shall mean any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization, government or other entity.

          “Premium” shall have the meaning specified in Section 3.1(a).

          “Prepaid Expenses” shall mean those expenses set forth on Schedule 1.l(n) hereto.

          “Prior Restructuring” shall mean any merger, consolidation or business combination between Citrus and an Affiliate, the sale by Citrus of substantially all of the assets to an Affiliate, the recapitalization, liquidation, dissolution or restructuring of Citrus, or any similar transaction that Sellers deem necessary or advisable and a condition precedent in order for the parties to consummate the transaction contemplated by this Agreement, including, but not limited to, any actions required in connection with (1) the continued operation of Citrus as a federally insured national bank or as a loan production office in order to service and administer the Excluded Loans, (2) the termination of Citrus’ status as a national banking association and liquidation of its assets and liabilities, (3) the merger, consolidation, business combination or any other similar transaction between Citrus and one or more Affiliates, (4) the sale, transfer or distribution of all or a portion of the Excluded Loans by Citrus or any successor in interest to one or more Affiliates, and/or (5) the payment by Citrus or a successor in interest of one or more extraordinary dividends, in amounts necessary to pay accrued interest and outstanding principal with respect to CIB’s trust preferred securities.

(8)

          “Purchase Price” shall have the meaning specified in Section 3.1.

          “Purchased Assets” shall have the meaning specified in Section 2.1(a).

          “Purchaser” shall have the meaning specified in the preamble.

          “Purchaser’s Account” shall have the meaning specified in Section 3.2.

          “Real Estate” shall mean the Real Property and Leased Real Property.

          “Real Property” shall mean the parcels of real property owned by Sellers on which the Branches are located, and all improvements thereon, whose addresses are shown on Schedule 1.1(o) hereto.

          “Real Property Purchase Price” shall mean the net book value of the Real Property located at Micco (Barefoot Bay) and Sebastian, Florida, and $1,512,390 for the Real Property located at Vero Beach, Florida.

          “Regulatory Approvals” shall have the meaning specified in Section 7.5(a).

          “Regulatory Contingencies” shall have the meaning specified in Section 12.1(f).

          “Routing Number” means the Federal Reserve routing number ABA # 067013836 of Citrus used in connection with the Deposit Liabilities.

          “Safe Deposit Agreements” shall mean the agreements between a Seller and a Customer or Customers and any other documents relating to safe deposit boxes located in the Branches.

          “Seller” and “Sellers” shall have the meanings specified in the preamble.

          “Servicer” shall mean CIB, Citrus or any Affiliate which it designates and agrees to perform the Servicing.

          “Servicing” shall mean all services set forth in Schedule 1.1(p) hereto.

          “Special Warranty Deed” shall have the meaning specified in Section 5.2(a).

          “Sublease Agreement” shall have the meaning specified in Section 8.3(c).

          “Tenant Lease” shall mean the lease between the Seller, as lessor, and the tenant, as listed on Schedule 1.1(q) hereto.

          “Tenant Lease Assignment” shall mean an agreement in a form to be mutually agreed upon by Purchaser and Seller, pursuant to which Seller’s interest in the Tenant Lease is assigned to and assumed by Purchaser.

          “Title Insurer” shall have the meaning specified in Section 8.10.

          “Transfer Date” shall mean the first Business Day following the Closing Date.

(9)

          “Transferred Employees” shall mean the Branch Employees who accept offers of employment from Purchaser as contemplated by Section 9.5(a).

          “UCC” shall mean the Uniform Commercial Code in effect in the State of Florida.

          “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, as amended (29 U.S.C. § 2101 et seq.) and similar state and local laws, regulations and other issuances.

               Section 1.2 Accounting Terms. All accounting terms not otherwise defined herein shall have the respective meanings assigned to them in accordance with GAAP consistently applied and as are in effect from time to time in the United States of America.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS AND ASSIGNMENT AND
ASSUMPTION OF ASSUMED LIABILITIES

               Section 2.1 Purchase and Sale of Purchased Assets; No Other Assets Purchased.

                    (a) Subject to the terms and conditions hereof, including without limitation, the assumption by Purchaser of the Assumed Liabilities, on the Closing Date, Sellers shall sell, convey, assign, transfer, and deliver to Purchaser, and Purchaser shall purchase and accept from Sellers, all of each Seller’s right, title and interest in, to and under certain assets of Sellers related to the Branches as described below (collectively, the “Purchased Assets”):

(i) the Fixed Assets;

(ii) the Loans outstanding as of the Closing Date;

(iii) the Advance Lines;

(iv) the Branch Leases, Tenant Lease and Safe Deposit Agreements;

(v) the Contracts;

(vi) the Cash;

(vii) all Prepaid Expenses;

(viii) all books, records, files, reports, and other information in Sellers’ possession relating to the Branches, the Purchased Assets and the Assumed Liabilities;

(ix) all of Sellers’ rights appertaining to the contracts and relationships giving rise to the Deposit Liabilities which Purchaser is assuming;

(x) all of Sellers’ rights appertaining to any Negative Deposits;

(10)

                    (xi) all insurance premiums paid by Citrus to the FDIC which are allocated to insurance coverage for deposit liabilities of the Branches following the Closing Date to the extent a proration or adjustment is made with respect thereto pursuant to Section 3.5;

(xii) the Real Property except as otherwise provided herein;

(xiii) to the extent permitted by applicable law, regulations and Federal agency policies, the Routing Number for Citrus;

(xiv) to the extent permitted by applicable law, regulations and Federal agency policies, the Federal Reserve Stock; and

(xv) all claims, offsets, counterclaims and other rights of Sellers relating to the Deposit Liabilities and the Loans.

                    (b) Purchaser understands and agrees that it is purchasing only the Purchased Assets (and assuming only the Assumed Liabilities) specified in this Agreement and except as may be expressly provided for in this Agreement, Purchaser has no right, title or interest in any other business relationship which any Seller has or may have with any Customer or any other customer of any Seller or its Affiliates by virtue of this Agreement. For the avoidance of any doubt, the Purchased Assets shall not include the Loan Loss Reserve, Investment Securities Portfolio and Capital Account. Purchaser further understands and agrees that Sellers and their Affiliates are retaining any and all rights and claims which any of them may have, including but not limited to, indemnification or reimbursement rights, with respect to the Purchased Assets, to the extent that such rights or claims relate to the conduct of the business of the Branches prior to the Closing.

               Section 2.2 Assumed Liabilities. Subject to the terms and conditions of this Agreement, including without limitation, the transfer of the Purchased Assets to Purchaser, on the Closing Date, Purchaser shall assume, and thereafter honor and fully and timely, pay, perform, and discharge when due, the following liabilities of Sellers and shall perform all duties, responsibilities, and obligations of Sellers under the following from and after the Closing Date (collectively, the “Assumed Liabilities”):

(i) the Deposit Liabilities;

(ii) the Branch Leases and Tenant Lease;

(iii) the Safe Deposit Agreements;

(iv) the Loans;

(v) all obligations due under any Contract;

(vi) except as described below, all severance or termination pay obligations to Branch Employees arising from or related to the consummation of the transactions contemplated hereby; and

(11)

                    (vii) any and all other liabilities and obligations relating to or arising out of the Fixed Assets to be performed after the Closing or otherwise relating to or arising out of the operation of the Branches from and after the Closing Date.

          Nothing in this Agreement shall preclude the Purchaser from changing the terms and conditions of the Deposit Liabilities after the Closing to the extent that it can do so in accordance with the terms of the agreements with customers associated with the Deposit Liabilities and in accordance with the terms of applicable law.

          It is understood and agreed upon by the parties that Seller will continue to be responsible for all severance, retention, bonus and/or termination pay obligations owed by Sellers to Joyce Tommasino, Richard Nisbeth, Stephanie Sarandos, and Barbara Camarigg, and Purchaser will not assume any such liabilities.

ARTICLE III

PURCHASE PRICE; PAYMENT; SETTLEMENT; TAX ALLOCATION

               Section 3.1 Purchase Price. The purchase price for the Purchased Assets shall be an amount computed as follows (“the Purchase Price”):

                    (a) A premium for the Deposit Liabilities equal to $7,000,000, subject to the adjustment as provided in Section 3.5(c), less the amount that the Real Property Purchase Price exceeds the net book value of the Real Property (the “Premium”); PLUS

                    (b) The aggregate of the Real Property Purchase Price for all of the Real Property; PLUS

                    (c) The aggregate of the Fixed Assets Purchase Price for the Fixed Assets; PLUS

                    (d) The Loan Value of the Loans as of the close of business on the Closing Date; PLUS

                    (e) The aggregate amount of Cash as of the close of business on the Closing Date; PLUS

                    (f) The aggregate net book value of the Federal Reserve Stock as of the close of business on the Closing Date; PLUS

                    (g) The aggregate unpaid principal balance of the Advance Lines and the Negative Deposits, plus Accrued Interest thereon, as set forth on the general ledger of Seller, as of the close of business on the Closing Date; PLUS

                    (h) The aggregate amount of the Prepaid Expenses as of the close of business on the Closing Date.

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               Section 3.2 Payment at Closing. On or prior to the Closing Date, Citrus shall deliver to Purchaser the Draft Closing Statement. In accordance with the procedures set forth in Section 5.1(c), Citrus shall pay to Purchaser the amount by which the aggregate balance (including Accrued Interest) of the Deposit Liabilities as of the close of business on the fifth (5th) Business Day preceding the Closing Date exceeds the Estimated Purchase Price (the “Estimated Payment Amount”) by wire transfer of immediately available funds to such account as Purchaser shall advise Sellers no later than three (3) Business Days prior to the Closing Date (“Purchaser’s Account”). If the Estimated Payment Amount is negative, then Purchaser shall deliver such amount to Citrus, or such other party as Sellers may designate, in accordance with the procedures set forth herein.

               Section 3.3 Adjustment of Estimated Payment Amount.

                    (a) On or before 12:00 noon, Eastern Time, on the thirtieth (30th) day following the Closing Date, Sellers shall deliver to Purchaser a statement setting forth (i) the Purchase Price (including all adjustments and prorations thereto) and each component thereof, and (ii) the amount of Deposit Liabilities as of the close of business on the Closing Date, and shall make available to Purchaser such work papers, schedules, and other supporting data as Purchaser may reasonably request to enable Purchaser to verify such determinations. Such statement shall also set forth the amount (the “Adjusted Payment Amount”) by which the aggregate balance of the Deposit Liabilities exceeded the Purchase Price (including all adjustments and prorations thereto) calculated as of the close of business on the Closing Date.

                    (b) On or before 12:00 noon, Eastern Time, on the forty-fifth (45th) day following the Closing Date, Sellers shall pay to Purchaser by wire transfer of immediately available funds to Purchaser’s Account, an amount equal to the excess of the Adjusted Payment Amount over the Estimated Payment Amount, plus interest calculated using the Federal Funds Rate on such excess amount for the period from the Closing Date to, but excluding, the date on which Sellers’ remit the excess amount to Purchaser; or, if the Estimated Payment Amount exceeds the Adjusted Payment Amount, Purchaser shall pay to Sellers by wire transfer of immediately available funds to such account as Sellers shall advise Purchaser, an amount equal to such excess, plus interest thereon calculated using the Federal Funds Rate on such excess amount for the period from the Closing Date to, but excluding, the date on which Purchaser remits the excess amount to Sellers.

               Section 3.4 Allocation of Purchase Price.

                    (a) Purchaser and Sellers agree that, upon final determination of the Purchase Price, the Purchase Price shall be allocated to the Purchased Assets in accordance with Schedule 3.4(a), a copy of which Purchaser shall provide to Sellers within ten (10) days after the date of this Agreement.

                    (b) Purchaser and Sellers shall report the transaction contemplated by this Agreement (including income tax reporting requirements imposed pursuant to Section 1060 of the Code) in accordance with the allocation specified on Schedule 3.4(a) hereto. In the event any party hereto receives notice of a tax audit with respect to the allocation of the Purchase Price

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specified herein, such party shall immediately notify the other party in writing as to the date and subject of such audit.

                    (c) If any federal, state or local tax return report or filing by Purchaser or Sellers relating to the transactions contemplated hereby and filed on the basis of the allocation set forth on Schedule 3.4(a) hereto, is challenged by the taxing authority with which such return, report or filing was filed, the filing party shall assert and maintain in good faith the validity and correctness of such allocation during the audit thereof until the issuance by the taxing authority of a “30 Day Letter,” or a determination of liability equivalent thereto, to such party, whereupon such party shall, in its sole discretion, have the right to pay, compromise, settle, dispute or otherwise deal with its alleged tax liability. If such a tax return, report or filing is challenged as herein described, the party filing such return, report or filing shall timely keep the other party apprised of its decisions and the current status and progress of all administrative and judicial proceedings, if any, that are undertaken at the election of the filing party.

                    (d) If Purchaser or any Seller (including permitted successors and assigns thereof) defaults under this Section 3.4, it shall pay as damages to Sellers (in the case of Purchaser) or Purchaser (in the case of any Seller), so long as Sellers (in the case of Purchaser) or Purchaser (in the case of any Seller) is not in default under this Section 3.4, an amount which, after reduction for all income or gain taxes, including without limitation, interest and penalties, which would be incurred (calculated at the highest marginal rate applicable in the relevant jurisdictions) as a result of receiving said amount, is equal to the result (but not less than zero) of subtracting the amount in (ii) below from the amount in (i) below:

                    (i) The total amount of income or gains taxes (including interest and penalties calculated at the highest marginal rate applicable in the relevant jurisdictions) to all jurisdictions imposing such taxes upon the non-defaulting party with respect to the transactions contemplated hereby; and

                    (ii) The total amount of income or gains taxes which would have been incurred (including interest and penalties calculated at the highest marginal rate applicable in the relevant jurisdictions) to all jurisdictions imposing such taxes upon the non-defaulting party with respect to the transactions contemplated hereby, if such taxing jurisdictions had accepted the allocations specified in Schedule 3.4(a) hereto.

               Section 3.5 Proration; Other Closing Date Adjustments.

                    (a) Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Sellers will operate the Branches for their own account and own the Loans and other Purchased Assets until the close of business on the Closing Date, and that Purchaser shall operate the Branches, own the Loans and other Purchased Assets and assume the Deposit Liabilities and other Assumed Liabilities for its own account from and after the close of business on the Closing Date. Thus, except as otherwise specifically provided in this Agreement, items of income and expense shall be prorated as of the close of business on the Closing Date, and shall be settled between Sellers and Purchaser on the Closing Date, whether or not such adjustment would normally be made as of such time. Items of proration will be handled

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as an adjustment to the Purchase Price and not as adjustments to the Estimated Payment Amount, unless otherwise agreed to in writing by the parties hereto.

                    (b) For purposes of this Agreement, items of proration and other adjustments shall include, without limitation: (i) amounts prepaid and unused for safe deposit box rentals; (ii) rental and other payments under the Branch Leases and Tenant Lease, including security deposits; (iii) sales, real estate, and use taxes (other than such sales, real estate, and use taxes that arise as a result of the transactions contemplated by this Agreement which shall be paid in accordance with Section 4.1 hereof); (iv) insurance premiums paid or payable to the FDIC attributable to insurance coverage for the Deposit Liabilities for the period from and after the Closing Date; (v) fees for customary annual or periodic licenses or permits; (vi) water, sewer, fuel, and utility charges; (vii) other prepaid items; (viii) insurance premiums and similar expenses relating to the physical plant of the Branches; (ix) workers compensation payments required by applicable law for Transferred Employees; (x) state or federal taxes collected but not remitted; (xi) special assessments and special district levies on the Real Property; (xii) condominium association fees, assessments and common area expenses, and (xiii) ATM Cash adjustments as necessitated by network settlement cut-off times, in each case as of the close of business on the Closing Date. Notwithstanding the foregoing, if accurate arrangements cannot be made as of the Closing Date for any of the foregoing items of proration, the parties shall apportion the charges for the foregoing items on the basis of the bill therefor for the most recent billing period prior to the Closing Date.

                    (c) In the event that the aggregate amount of Deposit Liabilities as of the Closing Date are less than $85,000,000, the Premium paid for the Deposit Liabilities will be adjusted as follows:

If the aggregate Deposit Liabilities are:	Then the Premium will be:

$72,999,999 or less	$6,000,000
$73,000,000 to $75,999,999	$6,200,000
$76,000,000 to $78,999,999	$6,400,000
$79,000,000 to $81,999,999	$6,600,000
$82,000,000 to $84,999,999	$6,800,000

ARTICLE IV

TAXES

               Section 4.1 Sales, Transfer and Use Taxes. Except as otherwise provided in this Agreement, any sales, transfer, use or similar taxes (including with respect to the Real Estate) which are payable or arise as a result of this Agreement or the consummation of the transactions contemplated hereby, shall be paid in equal amounts by Purchaser and Sellers. Notwithstanding the foregoing, all documentary stamp taxes on the recording of all deeds to the Real Property and assignments of any leases will be paid by Sellers.

               Section 4.2 Information Reports. Purchaser and Sellers shall each provide to the IRS on a timely basis and otherwise as required by law Forms 1099INT, 1099R, W-2P, 5498

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and any other required forms and reports with respect to each Deposit Liability concerning interest paid on, or contributions to and distributions from, the Deposit Liability accounts, as appropriate, for the periods during which Purchaser and Sellers, respectively, administered such accounts, including without limitation, any information required by the IRS pursuant to any request for back-up withholding and taxpayer identification number certification records and documents. Sellers shall make such reports for interest paid or credited to Customers before the Closing Date, and Purchaser shall make such reports from and including the Closing Date.

ARTICLE V

CLOSING

               Section 5.1 Closing Date.

                    (a) Closing Date. Upon the terms and subject to the conditions of this Agreement, the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at CIB’s offices located at N27 W24025 Paul Court, Pewaukee, Wisconsin 53072 (which Closing shall be effective as of the close of business on the Closing Date), or at such other place, and on such date, as Sellers and Purchaser may mutually agree in writing (the day on which the Closing takes place being the “Closing Date”). Except as otherwise agreed and except as otherwise provided in Section 16.3(d) below, the Closing shall be held on the last Business Day of the calendar month in which Sellers and Purchaser have received all Regulatory Approvals and all related statutory waiting periods have expired; provided, however, that if the receipt of any of the Regulatory Approvals or the expiration of any related statutory waiting periods occurs within five (5) Business Days of the calendar month-end, the Closing shall be postponed until the last Business Day of the next succeeding calendar month.

                    (b) Closing Procedure. The parties may agree to conduct the Closing in person or by exchange of closing documents by overnight delivery service or by facsimile transmission. Upon completion of all phases of the Closing other than the wiring of the Estimated Payment Amount, the parties shall execute and exchange a closing statement in a form to be mutually agreed upon by Purchaser and Sellers. The Closing shall then be adjourned until Purchaser’s receipt of the Estimated Payment Amount. The transactions contemplated by this Agreement shall become effective as of the close of business on the Closing Date, subject to and conditioned upon Purchaser’s timely receipt of the Estimated Payment Amount. Seller shall deliver to Purchaser possession of the Purchased Assets as of the close of business on the Closing Date, except as otherwise provided for in this Agreement.

                    (c) Settlement of Wire Transfer. Not later than 12:00 noon, Eastern Time, on the Transfer Date, Sellers shall wire transfer to Purchaser the Estimated Payment Amount pursuant to Section 3.2.

               Section 5.2 Sellers’ Deliveries. On or before the Closing Date, Sellers shall execute (as appropriate) and deliver to Purchaser:

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                    (a) A Special Warranty Deed for the Real Property in substantially the form of Exhibit B hereto, pursuant to which fee simple title to the Real Property shall be transferred by Sellers to Purchaser, subject to the Permitted Exceptions (the “Special Warranty Deed”);

                    (b) A Bill of Sale for the Purchased Assets in a form to be mutually agreed upon by Purchaser and Sellers, pursuant to which Sellers shall transfer the Purchased Assets to Purchaser “AS IS,” “WHERE IS,” and with all faults;

                    (c) An Assignment and Assumption Agreement in substantially the form of Exhibit A hereto, assigning Sellers’ interests in the Assumed Liabilities to Purchaser;

                    (d) Lease Assignments for each of the Branch Leases;

                    (e) The Tenant Lease Assignment for the Tenant Lease;

                    (f) Subject to the provisions of Section 8.3, such consents of landlords under the Branch Leases as shall be required pursuant to the terms of such Branch Leases to assign the Branch Leases to Purchaser (the “Landlord Consents”);

                    (g) The Draft Closing Statement;

                    (h) A certificate evidencing the resignation of Sellers as trustee or custodian, as applicable, with respect to each IRA and Keogh Plan account included in the Deposit Liabilities and the designation of Purchaser as successor trustee or custodian with respect thereto;

                    (i) A limited power of attorney from Sellers granting Purchaser the authority to execute certain documents on behalf of Sellers in a form to be mutually agreed upon by Purchaser and Sellers;

                    (j) The FIRPTA Affidavits;

                    (k) A customary Seller’s affidavit as to liens and possession in the form required by the title insurance company;

                    (l) A certified copy of the resolutions adopted by CIB’s and Citrus’ Board of Director’s approving the Agreement and the transactions contemplated thereby;

                    (m) All exhibits and schedules to this Agreement current as of five (5) Business Days prior to the Closing Date;

                    (n) A copy of the regulatory approvals required in connection with the Regulatory Contingencies that the Sellers will need to satisfy in order to consummate the transaction contemplated by this Agreement;

                    (o) Seller’s keys to the safe deposit boxes and the Safe Deposit Agreements (it being understood that these items will be transferred after the Branches have closed for business on the Closing Date);

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                    (p) A certificate of a proper officer of CIB and Citrus, dated as of the Closing Date, certifying to the fulfillment of the representations, warranties, covenants and other obligations of Sellers set forth in this Agreement;

                    (q) A listing of the Deposit Liabilities as of the close of business on the 5th Business Day preceding the Closing Date (the “Deposit Listing”) on magnetic tape or utilizing such other method of information transfer that the parties may mutually agree upon, which Deposit Listing shall include account number, the deposit amount, and Accrued Interest;

                    (r) All original notes, evidences of payment of documentary stamps, loan and security agreements and collateral security of any nature whatsoever held by Sellers as collateral security for any Loans, as well as all loan files and records relating to the Loans;

                    (s) All signature cards, retirement account files, orders and contracts between the Sellers and customers of Deposit Liabilities, taxpayer identification numbers, certifications and records relating thereto, including the available paper records and original documents related to such Deposit Liabilities;

                    (t) A listing of the Loans as of the close of business on the 5th Business Day preceding the Closing Date (the “Loan Listing”) on magnetic tape or utilizing such other method of information transfer that the parties may mutually agree upon, which Loan Listing shall include account number, the outstanding principal balance, and Accrued Interest; and

                    (u) Such other documents as are necessary to effect the transactions contemplated hereby as Purchaser shall reasonably request.

               Section 5.3 Purchaser’s Deliveries. On or before the Closing Date, Purchaser shall execute (as appropriate) and deliver to Sellers:

                    (a) The Assignment and Assumption Agreement;

                    (b) A certificate evidencing Purchaser’s acceptance of its appointment as successor trustee or custodian, as applicable, of the IRA and Keogh Plan accounts included in the Deposit Liabilities and assumption of the fiduciary obligations of the trustee or custodian with respect thereto;

                    (c) The Lease Assignments and such other instruments and documents as Seller or any landlord under a Branch Lease may reasonably require as necessary or desirable for providing for the assignment to and assumption by Purchaser of such Branch Lease, as applicable, each such instrument and document in the form and substance reasonably satisfactory to the parties hereto and dated as of the Closing Date;

                    (d) The Tenant Lease Assignment for the Tenant Lease;

                    (e) A certified copy of the resolutions adopted by the Purchaser’s Board of Directors approving the Agreement and the transactions contemplated thereby;

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                    (f) A copy of each Regulatory Approval Purchaser is required to obtain pursuant to this Agreement;

                    (g) A certificate of a proper officer of Purchaser, dated as of the Closing Date, certifying to the fulfillment of the representations, warranties, covenants and other obligations of Purchaser set forth in this Agreement;

                    (h) A certificate of a proper officer of Purchaser acknowledging receipt of possession of Purchased Assets; and

                    (i) Such other documents as are necessary to effect the transactions contemplated hereby as Sellers or the title insurance company shall reasonably request and any other documents customarily required in the State of Florida for transactions of this type.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF CITRUS AND CIB

          Citrus and CIB individually represent and warrant to Purchaser as follows:

               Section 6.1 Organization. Citrus is a national banking association duly organized, validly existing and in good standing as of the date hereof under the laws of the United States, and a wholly-owned subsidiary of Citrus Financial, a Florida corporation registered as a bank holding company with the Board of Governors of the Federal Reserve and a wholly-owned subsidiary of CIB. CIB is a bank holding company registered with the Board of Governors of the Federal Reserve System and a corporation duly organized, validly existing and in good standing as of the date hereof under the laws of the State of Wisconsin. Citrus has no operating subsidiaries.

               Section 6.2 Authority. Each Seller has the power and authority to enter into and perform this Agreement and any other documents executed pursuant hereto. This Agreement and any other documents or instruments executed pursuant hereto and the execution, delivery, and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of each Seller, and this Agreement and the instruments and documents executed pursuant hereto constitutes, or when executed will constitute, the valid and binding obligations of each Seller, enforceable against each Seller in accordance with its terms, except as enforcement may be limited by receivership, conservatorship, and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

               Section 6.3 Non-Contravention. The execution and delivery of this Agreement and the instruments and documents executed pursuant hereto by Sellers do not and, subject to the receipt of all Regulatory Approvals and other consents, the consummation of the transactions contemplated by this Agreement will not constitute, (a) a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Sellers or to which

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any Seller is subject, which breach, violation, or default would have a Material Adverse Effect, or (b) a breach or violation of or a default under the charter or bylaws of any Seller.

               Section 6.4 Compliance with Law. The Branches and operations of the Branches are being conducted in accordance with all applicable laws, rules and regulations of all governmental authorities, other than those laws, rules, and regulations of governmental authorities the penalty or liability for the violation of which, if imposed or asserted, would not have a Material Adverse Effect.

               Section 6.5 Legal Proceedings. There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending as of the date of the Agreement or, to the Knowledge of Sellers, threatened as of the date of the Agreement against or affecting Sellers, which would reasonably be expected to have a Material Adverse Effect. The Deposit Liabilities were opened, extended or made, and have been maintained, in accordance with all applicable federal and state laws, regulations, rules and orders, and the Branches have been operated in compliance with Sellers’ policies and procedures and all applicable federal and state laws, regulations, rules and orders, except for such instances of noncompliance which do not have and are not reasonably likely to have, a Material Adverse Effect.

               Section 6.6 Tenant; Branch Leases.

                    (a) Except for the tenant listed on Schedule 1.1(n) hereto, there are no tenants or, to the Knowledge of Sellers, other occupants of the Branches owned by Sellers.

                    (b) Except as set forth in Schedule 6.6(b) hereto, each Branch Lease is in full force and effect, and to the Knowledge of Sellers, the Seller that is a party to such Branch Lease is not in default under any of its obligations thereunder, except for such defaults which would not have a Material Adverse Effect. Subject to the Sellers obtaining any necessary landlord consents, the assignment of each Branch Lease will transfer to the Purchaser all of Sellers’ rights under the Branch Lease subject to the terms of the respective Branch Lease.

               Section 6.7 Purchased Assets. A Seller is the lawful owner of the Fixed Assets, Loans and Contracts free and clear of all Liens other than Permitted Liens and, except for consents required to transfer such Purchased Assets or other Liens which are not yet due and payable and which do not have a Material Adverse Effect on the value of such Purchased Assets subject thereto or the usefulness of the same to the business of any Branch. Sellers have the right to sell, convey, transfer, assign and deliver to Purchaser the Fixed Assets, Loans and Contracts.

               Section 6.8 Loans.

                    (a) Each Loan is subject to a valid, binding, and enforceable promissory note or other written promise to pay. The collateral for each of the Loans that is secured is (i) the collateral described in the applicable security agreement, mortgage, pledge, collateral assignment or other security document, and (ii) is subject to a valid and enforceable Lien. The Loans were open, extended or made, and have been maintained, in accordance with all applicable federal and state laws, regulations, rules and orders.

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                    (b) Except as otherwise set forth in this Agreement, Sellers make no representation or warranty of any kind to Purchaser as to the collectibility of any such Loans or the creditworthiness of any such Obligors thereunder or any guarantor or surety.

               Section 6.9 No Broker. Except for the engagement of Stifel, Nicolaus & Company, Incorporated, no other broker or finder, or other party or agent performing similar functions, has been retained by Sellers or their Affiliates or is entitled to be paid based on any arrangements, agreements or understandings made by Sellers or their Affiliates in connection with the transactions contemplated hereby, and no brokerage fee or other commission has been agreed to be paid by Sellers or their Affiliates on account of such transactions.

               Section 6.10 Proceedings Relating to Properties. Sellers have not received written notice of any pending or threatened proceedings to take all or any part of the Real Property by condemnation or right of eminent domain. Sellers have not received any written notice from a municipality that state that Sellers are in violation of applicable building, zoning or safety laws, ordinances or regulations which remains uncured as of the date of this Agreement. Sellers have not received written notice of any special or general assessments pending against or affecting the Real Property. To the Knowledge of Sellers, (i) Sellers have operated and conducted business at the Property in compliance in all material respects with all applicable Environmental Laws; (ii) there have been no releases or threats of releases of Hazardous Materials from the Branches; and (iii) there have been no Hazardous Materials generated by Sellers which have been disposed of or come to rest at the Real Property which has been included in any published federal, state or local “superfund” list or any other list of hazardous or toxic waste sites. To the Knowledge of Sellers, there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB containing equipment used or stored on, or hazardous waste, as defined by the Resource Conservation and Recovery Act or comparable state or local laws, stored on the Real Property.

               Section 6.11 Limitations on and Disclaimer of Representations and Warranties. Except as otherwise expressly provided in this Agreement or in any other document or agreement delivered in connection herewith:

                    (a) Sellers do not make any representations or warranties, express or implied, as to the physical condition of the Fixed Assets, all of which are being sold “AS IS,” “WHERE IS,” without recourse and with all faults at the Closing Date, except that such Fixed Assets are in working condition, reasonable wear and tear excepted.

                    (b) Sellers do not make any representations or warranty, express or implied, of any type or nature with respect to the condition of the Branches or Real Property, which are being sold “AS IS,” “WHERE IS,” without recourse and with all faults, without any obligation on the part of Sellers.

                    (c) No Seller makes any representations or warranties to Purchaser as to whether, or the length of time during which, any accounts relating to Deposit Liabilities will be maintained by the owners of such Deposit Liabilities at the Branches after the Transfer Date.

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                    (d) Except as specifically provided for in this Agreement, Sellers disclaim and make no representations or warranties whatsoever with respect to the Branches, Purchased Assets, or Assumed Liabilities, express or implied, including, without limitation, any representations or warranties with respect to merchantability, fitness, title, enforceability, collectibility, documentation, or freedom from Liens (in whole or in part) and disclaim any liability and responsibility for any negligent representation, warranty, statement, or information otherwise made or communicated, by oversight or information otherwise made or communicated, by oversight or otherwise (orally or in writing), to Purchaser in connection with the transactions contemplated hereby (including without limitation, any opinion, information, projection, statement, or advice which may have been provided to Purchaser by any employee, officer, agent, stockholder, or other representative of Sellers or their Affiliates in connection with the transactions contemplated hereby).

               Section 6.12 Taxes, Insurance and Utilities. Sellers have no delinquent taxes, and Sellers have no Knowledge of any other unpaid taxes which are now due and payable and may result in liens being placed on the Assets or the Deposit Liabilities. Sellers have not entered into any agreement with any taxing authority that would delay the assessment of any taxes or result in a waiver of any applicable statutes of limitation which, by doing so, may result in liens being placed on any of the Purchased Assets or the Deposit Liabilities. Sellers shall maintain in full force and effect through the Closing Date the present insurance coverage as it relates to the Purchased Assets. Sellers shall pay all utilities through the Closing Date.

               Section 6.13 Other Information. No representation or warranty by Sellers contained in this Agreement, or disclosure by Sellers in any certificate or other instrument or document furnished or to be furnished by or on behalf of Sellers pursuant to this Agreement, contains or will contain any untrue statement of a material fact.

               Section 6.14 Absence of Material Adverse Effect. Since March 4, 2008, to the Knowledge of Sellers there has not occurred any Material Adverse Effect.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser represents and warrants to Sellers as follows:

               Section 7.1 Organization. Purchaser is a bank duly organized, validly existing and in good standing under the laws of Florida and is a member of, and in good standing with, the Federal Reserve System.

               Section 7.2 Authority. Purchaser has the power and authority to enter into and perform this Agreement and any instruments or other documents executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Purchaser and this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by receivership, conservatorship, and supervisory powers

(22)

of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief, and other equitable remedies or the waiver of rights or remedies.

               Section 7.3 Non-Contravention. The execution and delivery of this Agreement and any instruments or other documents executed pursuant hereto by Purchaser do not and, subject to the receipt of all Regulatory Approvals, the consummation of the transactions contemplated by this Agreement, will not constitute (a) a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Purchaser or to which it is subject, which breach, violation or default would prevent or materially delay Purchaser from being able to perform its obligations under this Agreement, or (b) a breach or violation of or a default under the charter or bylaws of Purchaser or any material contract or other instrument to which it is a party or by which it is bound which breach, violation or default would prevent Purchaser from being able to perform its obligations under this Agreement.

               Section 7.4 Legal Proceedings. There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser which could prevent or materially delay Purchaser from performing its obligations under, and consummating the transactions contemplated by, this Agreement.

               Section 7.5 Consents and Other Regulatory Matters.

                    (a) The execution, delivery, and performance of this Agreement and the other agreements to be entered into in connection herewith by Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing or registration with or notification to (i) any governmental authority except as set forth on Schedule 7.5 hereto (“Regulatory Approvals”) or (ii) any other party.

                    (b) There are no pending, or to the knowledge of Purchaser, threatened disputes or controversies between Purchaser and any federal, state, or local governmental authority, including without limitation, with respect to capital requirements that (i) would reasonably be expected to prevent or materially delay Purchaser from being able to perform its obligations under this Agreement or (ii) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Purchaser has not received, and does not anticipate receiving, any indication from any federal, state, or other governmental authority that such governmental authority would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby. Purchaser believes that it can satisfy all capital and other regulatory requirements necessary to obtain all Regulatory Approvals.

                    (c) The deposits of Purchaser are insured by the FDIC in accordance with the FDIA, and Purchaser has paid all assessments and has filed all reports required to be filed by it by the FDIC.

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                    (d) As of the date hereof, without giving effect to the transactions contemplated hereby, and following consummation of the transactions contemplated hereby, Purchaser is (i) at least “adequately capitalized,” as defined in the FDIA and the regulations of the applicable federal banking agency promulgated thereunder, and (ii) meets all capital requirements, standards, and ratios required by each state or federal bank regulator with jurisdiction over Purchaser, and to Purchaser’s knowledge, no such regulator is likely to, or has indicated that it will, condition any of the Regulatory Approvals upon an increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

                    (e) To the knowledge of Purchaser, it will not be required to divest any of the Purchased Assets or Assumed Liabilities or any other asset or liability as a condition to the receipt of any of the Regulatory Approvals.

                    (f) Purchaser was rated “Satisfactory” or “Outstanding” following its most recent CRA examination by the regulatory agency responsible for its supervision. Purchaser has received no notice of and has no knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

                    (g) Purchaser is not subject to any enforcement agreement with any governmental authority.

               Section 7.6 WARN Act. Purchaser is not planning or contemplating, and has not made or taken, any decisions or actions concerning the Transferred Employees after the Closing that would require the service of notice under the WARN Act.

               Section 7.7 Financing Available. Purchaser has available sufficient cash or other liquid assets which it may use to (a) fund the Purchase Price, (b) support the acquisition of the Branches and (c) perform Purchaser’s other obligations hereunder and under any of the other documents executed in connection herewith, and Purchaser’s ability to (i) purchase the Purchased Assets, (ii) assume the Assumed Liabilities and (iii) perform Purchaser’s other obligations hereunder is not contingent on raising any equity capital, obtaining specific financing therefor, obtaining the consent of any lender or any other matter, other than receipt of any required Regulatory Approval.

               Section 7.8 No Broker. No broker or finder, or any other party or agent performing similar functions, has been retained by Purchaser or its Affiliates or is entitled to be paid based on any arrangements, agreements or understandings made by Purchaser or its Affiliates in connection with the transactions contemplated hereby and no brokerage fee or other commission has been agreed to be paid by Purchaser or its Affiliates on account of such transactions.

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ARTICLE VIII

COVENANTS OF SELLERS

          Sellers covenant and agree with Purchaser as follows:

               Section 8.1 Conduct of the Business. As of the date hereof through the Closing Date, each Seller shall (a) conduct its business relating to the Purchased Assets and Assumed Liabilities in the usual, regular and ordinary course consistent with past practice; (b) use reasonable best efforts to maintain and preserve intact its relationships generally with its Branch Employees and Customers; (c) take no action which would materially adversely affect or delay the ability of any party hereto to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement; (d) not acquire or dispose of any Fixed Assets for the Branches except in the ordinary course of business, other than pursuant to commitments made on or before the date of this Agreement and except for the acquisition and disposition of furniture, fixtures and equipment and normal maintenance and refurbishing in the ordinary course of business; (e) not increase or agree to increase the salary, remuneration or compensation of Branch Employees other than in accordance with Seller’s customary policies and/or bank-wide changes consistent with past practices, or pay or agree to pay any uncommitted bonus to the Branch Employees other than regular bonuses based on historical practice, provided that nothing herein shall be deemed to prohibit Sellers from paying out in their sole discretion accrued but unearned compensation as of the Closing Date for Branch Employees; (f) not enter into, amend or renew or extend any employment contract; (g) not change any accounting procedures or practices; (h) not take, or instruct its affiliates to take, any action with the specific intent of (A) impairing Purchaser’s rights in any Purchased Assets or Assumed Liabilities, (B) impairing in any way the ability of Purchaser to collect upon any Loan or Negative Deposits, (C) except in the ordinary course of servicing, waiving any material right, whether in equity or at law, that (x) it has with respect to any Loan or Negative Deposits, or (y) could have a Material Adverse Effect; (i) enter into any contract, commitment, lease or other transaction (other than with respect to the Deposit Liabilities or the Loans) relating to the Branches, which requires aggregate future payments in excess of $50,000; provided, however, that Sellers shall be under no obligation to advertise or promote new or substantially new customer services in the principal market area of, or for the benefit of, the Branches; (j) not make, or enter into any commitment to make, a Loan in excess of $250,000, except after consultation with Purchaser, unless the Seller otherwise agrees to retain any such Loans which Purchaser does not want to purchase as a result of the failure by the Seller to consult with Purchaser; or (k) offer any rates on deposit products (including time deposits and certificates of deposit) to Customers at the Branches which differ materially from the rates commonly offered in the Florida marketplace by other local depository institutions where the Branches are located.

               Section 8.2 Regulatory Approvals. Sellers shall use their commercially reasonable efforts to assist Purchaser in obtaining the Regulatory Approvals. Sellers shall provide Purchaser or the appropriate governmental authorities with all information reasonably required to be submitted by Sellers in connection with the Regulatory Approvals. Sellers shall take no action that would adversely affect or delay the ability of any party hereto to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement.

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               Section 8.3 Branch Consents; Other Branch Consents.

                    (a) Within forty-five (45) days of the date of this Agreement, Sellers shall use their commercially reasonable efforts (which shall not require any Seller or its Affiliates to pay any money or other type of consideration to any Person or to initiate any claim or proceeding against any Person) to cause every landlord of a Branch Lease, the consent of which is required under the terms of the applicable Branch Lease to the assignment of such Branch Lease to Purchaser, to execute in favor of Purchaser a Landlord Consent.

                    (b) Notwithstanding anything to the contrary contained in this Agreement, if Sellers fail to obtain a Landlord Consent from a landlord under a Branch Lease despite their commercially reasonable efforts, Purchaser shall not be entitled to terminate this Agreement and Purchaser shall remain obligated to perform all of its obligations hereunder with respect to the applicable Branch location, including without limitation, the assumption of the Deposit Liabilities relating thereto and the payment of adjusted Purchase Price, which shall be reduced by the net book value of the Fixed Assets attributable to such Leased Real Property, but excluding only Purchaser’s obligation to assume such Branch Lease.

                    (c) If, despite Sellers’ commercially reasonable efforts, a Landlord Consent to assignment of a Branch Lease cannot be obtained, or cannot be obtained without the payment of an assignment fee or similar lump sum or rent increase, Sellers shall, if permitted without the consent of the Landlord under the Branch Lease, sublease the Branch to Purchaser pursuant to a sublease agreement which shall be for the remainder of the existing term of the Branch Lease, and which shall provide for Purchaser to perform all of the obligations of Sellers under such Branch Lease and which otherwise shall contain mutually agreeable terms (a “Sublease Agreement”).

                    (d) If Sellers shall be unable to deliver (i) a Landlord Consent with respect to a Branch Lease or (ii) a Sublease Agreement, then, if permitted without the consent of the landlord under the Branch Lease, Sellers shall use commercially reasonable efforts to make available to Purchaser the space necessary for the operations of the applicable Branch pursuant to a Use and Occupancy Agreement in a form to be agreed upon by Purchaser and Sellers.

                    (e) Within sixty (60) days of the date of this Agreement, Sellers shall use commercially reasonable efforts (which shall not require any Seller or its Affiliates to pay any money or other type of consideration to any Person or to initiate any claim or proceeding against any Person) to obtain (i) the consent of the board of directors of the Citrus Financial Center Association, Inc. (the “Condominium Association) to the sale of Unit 101 and Unit 102 of Citrus Financial Center (the “Vero Beach Property”) located at 1717 Indian River Boulevard, Vero Beach, Florida to the Purchaser as contemplated hereunder, and (ii) the waiver of all rights of the Condominium Association or its designee to purchase the Vero Beach Property under Article XIV of the Declaration of Condominium of Citrus Financial Center dated February 28, 1990 (the “Condominium Declaration”). Notwithstanding anything to the contrary contained in this Agreement, if Sellers fail to obtain such consent and waiver despite their commercially reasonable efforts, Purchaser shall not be entitled to terminate this Agreement but instead Purchaser shall remain obligated to perform all of its obligations hereunder with respect to the Branch operated in the Vero Beach Property including, without limitation, the assumption of the

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Deposit Liabilities relating thereto and the payment of the Purchase Price; provided, however, that the Purchase Price shall be reduced by the portion of the Real Property Purchase Price allocated to the Vero Beach Property as set forth in the definition of “Real Property Purchase Price” in Section 1.1, above, and the Vero Beach Property shall not be included in the sale to Purchaser.

               Section 8.4 Nonsolicitation. For a period of three (3) years following the Closing Date, Sellers will not solicit the Customers as a means to offer banking services to any Customer; provided, however, that the foregoing covenant shall not apply to Customers under the Excluded Loans whose deposits were not included in the Deposit Liabilities. Notwithstanding the foregoing sentence, Sellers and their respective Affiliates shall be permitted to (a) engage in advertising, solicitations or marketing campaigns, programs or other efforts not primarily directed to or targeted at the Customers, including without limitation, campaigns, programs or efforts in connection with lending, deposit, safe deposit, trust, credit cards or other financial services relationships with such Customers, provided that Sellers do not use the customer lists of the Branches for any such generalized marketing activities, (b) respond to unsolicited inquiries, and (c) provide notices or communications relating to the transactions contemplated hereby in accordance with the provisions hereof.

               Section 8.5 Nonsolicitation of Transferred Employees. In consideration of the consummation of the transactions contemplated hereby, each Seller agrees that, for a period of one (1) year following the Closing Date, it shall not, directly or indirectly, hire for employment, retain as an independent contractor or consultant, induce to terminate employment with Purchaser or otherwise interfere with Purchaser’s employment relationship with any Transferred Employee; provided, however, that this Section 8.5 shall not apply if any such employee has been terminated by Purchaser or any of its Affiliates for any reason.

               Section 8.6 Covenant Not to Compete. For a period of three (3) years following the Closing Date, Sellers and their respective Affiliates shall not maintain, establish, acquire, or operate any facilities for the taking of deposits, the origination of loans, or the provision of trust services or other financial services offered by any Seller within a twenty-mile radius of each Branch. In no event shall this Section 8.6 prohibit any Seller or any of its Affiliates from, among other things, (a) offering financial products and services from offices acquired in connection with the acquisition of or merger with another financial institution located in the State of Florida, or (b) engaging in activities in the State of Florida related to the administration and servicing of the Excluded Loans (including any refinancing, renewal or restructuring of the foregoing).

               Section 8.7 Director Restrictions. Intentionally Deleted.

               Section 8.8 Participation Loans. Prior to the Closing Date, Seller will repurchase from its Affiliates the participation interests in the Participation Loans, and such Participation Loans will be included in the Purchased Assets. To the extent that the repurchase of the participation interests will result in legal lending limit issues for Seller, as an alternative, CIB shall cause its Affiliates to sell the participation interests in such Participation Loans to Purchaser immediately following the consummation of the transaction, in which case only

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Seller’s participation interest in the Participation Loans shall be included in the Purchased Assets and sold and transferred by Seller hereunder on the Closing Date.

               Section 8.9 Regulatory Contingencies and Standards. Sellers will use its commercially reasonable efforts to obtain as expeditiously as possible the Regulatory Contingencies and will file within thirty (30) days after the execution of this Agreement all necessary applications of Sellers to obtain the Regulatory Contingencies. Sellers will supply to Purchasers, at least five (5) Business Days prior to filing, copies of all proposed regulatory applications and filings and will use reasonable efforts to reflect any comments of Purchaser in such filings. As of the Closing Date, Sellers will satisfy any and all of the standards and requirements reasonably within its control imposed as a condition to obtaining or necessary to comply with the regulatory approvals. Sellers shall pay any fees charged by any governmental authorities to which it must apply to obtain any of the Regulatory Contingencies. Sellers shall take no action that would adversely affect or delay the ability of any party hereto to obtain any Regulatory Contingencies or to perform its covenants and agreements under this Agreement. Sellers shall notify Purchaser promptly (and in no event later than twenty-four (24) hours following notice) of any significant development with respect to any application or notice Sellers file with any governmental authority in connection with the transactions contemplated by this Agreement.

               Section 8.10 Real Property, Title and Surveys. On the Closing Date, Sellers shall deliver to the Title Insurer (defined below) the Special Warranty Deed, subject only to Permitted Exceptions for recordation on the Closing Date or as soon as practicable thereafter after all conditions set forth in this Agreement have been satisfied. Sellers will convey good and marketable title to the Real Property subject only to Permitted Exceptions. Within five (5) Business Days following the date of this Agreement Sellers shall order, and no later than fifteen (15) calendar days following the date of this Agreement Sellers shall deliver, a commitment for title insurance for the Real Property from a title company mutually agreeable to the Purchaser and Sellers (the “Title Insurer”) and insuring the title and interest of the Purchaser in and to the Real Property (including without limitation, all easements and rights appurtenant thereto), together with copies of all exceptions to title to the Real Property. The Purchaser agrees to review such commitments within ten (10) Business Days of receipt thereof and to inform Sellers in writing within ten (10) Business Days of receipt thereof as to which exceptions contained therein are not Permitted Exceptions. Notwithstanding any terms to the contrary set forth herein, if the Vero Beach Property is excluded from the sale as permitted under Section 8.3(e), above, Sellers shall have no duty to deliver to Purchaser a title commitment for the Vero Beach Property.

          Unless the Purchaser notifies Sellers of objections to any exceptions shown on the title commitments (or of any unacceptable survey defects to the extent that Purchaser elects to obtain surveys for the Real Property, at its sole cost and expense) in writing within ten (10) Business Days of receipt of the title commitment (or solely with respect to survey defects, within ten (10) Business Days of receipt of any survey obtained by Purchaser, provided that Purchaser orders the same no later than five (5) Business Days following the date of this Agreement and Purchaser uses its commercially reasonably best efforts to obtain the survey within thirty (30) Business Days following the date of this Agreement), all such exceptions or survey defects reflected therein shall be deemed Permitted Exceptions. To the extent that Purchaser desires to have the

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survey exception removed from the final title policy then, on or before the Closing Date, Purchaser shall deliver to Title Insurer an updated survey(s) of the Real Property in form sufficient for the Title Insurer to delete such survey exception. The term “Permitted Exceptions” shall also include all of the following: (i) those special exceptions, including restrictions, covenants, easements, rights of way, leases, encumbrances and all other documents of record, which, individually or in the aggregate do not materially interfere with the present or intended use of the Real Property; (ii) statutory liens for current taxes or assessments not yet due; (iii) municipal and zoning ordinances and related agreements and recorded building and use restrictions and covenants, provided that none of the foregoing shall unduly interfere or prohibit Purchaser from carrying on the business of banking on the Real Property; (iv) to the extent that Purchaser does not obtain a survey of the Real Estate, any matters that a current and accurate survey of the Real Estate would disclose; and (v) liens which will be paid out of the proceeds of closing.

           If title commitments or surveys delivered pursuant to this Section 8.10 disclose title exceptions or survey defects other than Permitted Exceptions, Sellers shall have forty-five (45) days from the date of receipt of written notice thereof (and the parties shall postpone the Closing Date, if necessary to enable Sellers to undertake such activities) to use commercially reasonable efforts to have such exceptions or survey defects cleared, or to have the title insurer commit to insure against loss or damage that may be occasioned by such exceptions or survey defects by an endorsement in form and substance reasonably satisfactory to the Purchaser; provided, however, that in no event shall the foregoing be deemed to obligate the Sellers to expend any funds or initiate any action or proceedings in connection therewith. If the exceptions or survey defects are not removed or endorsements over the exceptions or survey defects are not obtained, the Purchaser, upon written notice to Sellers within five (5) Business Days after the expiration of the 45-day cure period, may elect (i) to terminate this Agreement in which case this Agreement shall be null and void and the parties shall be under no obligation to each other; or (ii) the Purchaser may elect to take title notwithstanding the exceptions and such exceptions shall be deemed Permitted Exceptions, without any reduction to the Purchase Price. The Purchaser’s failure to notify Seller shall constitute Purchaser’s election to take title notwithstanding the exceptions and such exceptions shall be deemed Permitted Exceptions.

               Section 8.11 Transfer of Data. Within forty (40) days of the execution of this Agreement, Sellers shall provide to the Purchaser the format by which Sellers propose to transfer all data on the Deposit Liabilities and the Loans. The format to be used for transfer of data will be the format normally used by Sellers in the electronic processing of its accounts. Any changes from the proposed format which have not been agreed to in writing by Sellers shall be at the expense of the Purchaser.

               Section 8.12 Signs. Sellers shall have the right, at its own expense, to remove exterior signage and the lettering and/or fascia of all interior signs from the Branches on or after the Closing Date. To the extent that Sellers elect to remove any such lettering and/or fascia from the Branches, Sellers shall repair as reasonably necessary any damage caused by the removal by Sellers of any such lettering and/or fascia. Seller shall not be responsible for expenses incurred in connection with the construction or placement of any signs by the Purchaser at the Branches.

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               Section 8.13 Commercially Reasonable Efforts to Satisfy Conditions. Each Seller covenants and agrees that it: (a) will use commercially reasonable efforts to satisfy the conditions to which the obligations of the Purchaser are subject pursuant to this Agreement on or prior to the Closing Date; and (b) will cooperate within commercially reasonable standards to facilitate the consummation of the transactions contemplated by this Agreement including but not limited to the operational aspects of the transfer of the Purchased Assets and the assumption of the Deposit Liabilities and the change of signage.

               Section 8.14 Inspection of Premises. Within thirty (30) days after the date of this Agreement (“Inspection Period”), the Purchaser, at its sole expense, may inspect or cause to be inspected the condition of the Real Estate (including a Phase I environmental assessment) to determine that there are no material regulatory or zoning restrictions or material defects or conditions which are not acceptable to Purchaser in Purchaser’s reasonable discretion (subject at all times to Purchaser’s compliance with the terms of the Branch Leases); provided, however, that in no event shall Purchaser perform any invasive environmental tests (such as drilling or soil or groundwater testing) unless Purchaser has provided to Sellers a “Phase I” environmental audit prepared by a reputable environmental engineering company which expressly recommends the same and Sellers have provided their prior written consent thereto, which consent shall not be unreasonably withheld. In the event Purchaser determines that the Real Estate is not acceptable to Purchaser in Purchaser’s reasonable discretion, as described above, the Purchaser may terminate this Agreement by providing Sellers with written notice of its election prior to the expiration of the Inspection Period. The Purchaser’s failure to so notify Sellers shall constitute an acceptance by the Purchaser of the Real Estate in its AS-IS condition. Purchaser shall indemnify, defend and hold Sellers harmless from and against any and all losses, damages, costs and expenses incurred by Sellers as a result of Purchaser’s inspection of the Real Estate, and Purchaser shall, following any such inspections, promptly restore the Real Estate to the condition existing immediately prior to such inspections.

               Section 8.15 Advice of Changes. Between the date hereof and the Closing Date, the Sellers shall promptly advise the Purchaser in writing of any fact which, if existing or known as of the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact which, if existing or known as of the date hereof would have made any other representation contained herein untrue in any material respect.

ARTICLE IX

COVENANTS OF PURCHASER

          Purchaser covenants and agrees with Sellers as follows:

               Section 9.1 Regulatory Approvals and Standards.

                    (a) Purchaser will use its commercially reasonable efforts to obtain as expeditiously as possible the Regulatory Approvals and will file within thirty (30) days after the execution of this Agreement all necessary applications of Purchaser to obtain the Regulatory Approvals. Purchaser will supply to Sellers, at least five (5) Business Days prior to filing, copies of all proposed regulatory applications and filings and will use reasonable efforts to reflect any

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comments of Sellers in such filings. As of the Closing Date, Purchaser will satisfy any and all of the standards and requirements reasonably within its control imposed as a condition to obtaining or necessary to comply with the Regulatory Approvals. Purchaser shall pay any fees charged by any governmental authorities to which it must apply to obtain any of the Regulatory Approvals. Purchaser shall take no action that would adversely affect or delay the ability of any party hereto to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement. Purchaser shall notify Sellers promptly (and in no event later than twenty-four (24) hours following notice) of any significant development with respect to any application or notice Purchaser files with any governmental authority in connection with the transactions contemplated by this Agreement.

                    (b) From the date hereof through the Transfer Date, Purchaser shall (i) remain at least adequately capitalized as defined in the FDIA, (ii) meet all capital requirements, standards, and ratios required by each state or federal bank regulator with jurisdiction over Purchaser, and (iii) maintain its CRA rating.

                    (c) Purchaser agrees that it shall be solely responsible for complying with any required branch closing or other notices to regulators and Customers in the event Purchaser should at any time determine to close, consolidate or relocate any of the Branches or to close, consolidate or relocate any branch of Purchaser in connection with or relating to the transactions contemplated by this Agreement.

               Section 9.2 Consents. Purchaser shall provide such financial and other information as shall be reasonably requested by landlords under the Branch Leases and in connection with obtaining any landlord consents to the Lease Assignments and any condominium association consents with respect to the Real property.

               Section 9.3 Solicitation of Accounts. Prior to the Closing Date, neither Purchaser nor any of its Affiliates shall solicit Customers in the Florida marketplace through advertising specifically referencing or targeted to such Customers or transact their respective businesses in such a way which is reasonably likely to (a) induce such Customers to close Deposit Liability accounts and open deposit accounts directly with Purchaser or any of its Affiliates, or (b) result in the transfer of all or a portion of an existing Deposit Liability from any Seller. Notwithstanding the foregoing sentence, Purchaser and its Affiliates shall be permitted to (i) engage in advertising, solicitations, or marketing campaigns not primarily directed to or targeted at such Customers, (ii) engage in lending, deposit, safe deposit, trust, or other financial services relationships existing as of the date hereof with such Customers through branch offices of Purchaser, (iii) respond to unsolicited inquiries by such Customers with respect to banking or other financial services offered by Purchaser, and (iv) provide notices or communications relating to the transactions contemplated hereby in accordance with the provisions hereof.

               Section 9.4 Recording of Instruments of Assignment. No later than two (2) business days following the Closing Date, Purchaser shall, at its sole cost and expense, have recorded all instruments required, necessary or desirable to evidence the purchase, assignment and assumption of the Purchased Assets and the Assumed Liabilities, including without limitation, all deeds relating to the Real Property and all assignments of mortgage, financing statements, and security agreements relating to the Loans.

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               Section 9.5 Transferred Employees. Purchaser covenants to Sellers that it will do or cause the following to occur:

                    (a) No later than the Final Approval Date, Purchaser shall offer employment beginning as of the Closing Date to all Branch Employees upon terms and conditions described in subsection (c) below and subject to the Closing. The position offered must be a Comparable Job. Subject to the provisions of this Section 9.5, Transferred Employees will be subject to the employment terms, conditions and rules applicable to other employees of Purchaser. Nothing contained in this Agreement shall be construed as an employment contract between Purchaser and any Transferred Employee.

                    (b) Each Transferred Employee shall be offered employment subject to the following terms and conditions;

                    (i) Salary or base wages shall be equivalent to the base salary or base wage paid by the applicable Seller to such Transferred Employee as of the close of business on the Closing Date until such time that Purchaser’s compensation policies would entitle each Transferred Employee to an increased salary or base wage;

(ii) Purchaser shall treat each Transferred Employee as a new hire of Purchaser but shall provide such Transferred Employee with the following:

                    (A) Each Transferred Employee will be eligible to participate in any qualified profit sharing plan/401(k) plan or plans of Purchaser, based on each plan’s eligibility criteria as of the close of business on the Closing Date. Purchaser shall credit each Transferred Employee with the period of years of service with a Seller, its Affiliates and predecessors in determining eligibility to participate. vesting and level of matching contributions in such plan or plans.

                    (B) Each Transferred Employee will receive credit for years of service with a Seller, its Affiliates and predecessors for purposes of calculation of benefits and waiting period eligibility in Purchaser’s other miscellaneous benefits programs, including but not limited to, vacation, severance, leaves of absence, education assistance, sick leave, short and long-term disability plans and other similar benefits.

                    (iii) On the Closing Date each Transferred Employee will become immediately eligible to participate in the Purchaser’s health and welfare plans, including but not limited to, dental life insurance and short and long term disability plans, as such plans may exit, on the same basis as other similarly-situated employees of Purchaser. Purchaser shall waive any pre-existing condition limitations with respect to such Transferred Employee and its dependents;

                    (iv) Upon conclusion of his or her short term disability or temporary leave of absence, subject to the terms and conditions of Purchaser’s plans and policies and applicable law, each Transferred Employee on such leave as of the Closing Date shall receive the greater of the salary and vacation benefits in effect (i) when he or she went on leave or (ii) upon the conclusion of such leave to the extent that such Transferred

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Employee is entitled to any pay increase or vacation entitlement during such leave of absence pursuant to the applicable Seller’s leave of absence policies, shall otherwise be treated as a Transferred Employee and shall be offered by Purchaser the same or a substantially equivalent position to his or her position with Sellers prior to the leave; and

                    (v) To the extent that Purchaser provides any Transferred Employee with benefit or other plans and such plans accept roll-overs, Purchaser shall allow such Transferred Employee to roll over into such plans any distributions or contributions received from Sellers or their respective plans, including any outstanding loan balances from a Seller’s qualified or thrift retirement plan.

                    (c) Purchaser shall be responsible for all obligations (including obligations to provide notices) or liabilities, if any, which may arise in connection with any Transferred Employee under the WARN Act. For the period beginning on the Closing Date and ending at the close of business on the ninetieth (90th) day thereafter, Purchaser shall not engage in any mass layoff, plant closing, or other employment action that might trigger WARN obligations or liabilities. This Section 9.5 shall not impose any requirement on Purchaser to employ any of the Transferred Employees for any period of time following the Closing Date.

               Section 9.6 Interviews. Purchaser shall be solely responsible for any acts or omissions that are wrongful, illegal, or in contravention of this Agreement made by it in connection with interviewing or hiring the Employees. Purchaser shall reimburse Branch Employees for transportation costs to and from the location where Purchaser shall interview such employees.

ARTICLE X

ACCESS; EMPLOYEE AND CUSTOMER COMMUNICATIONS

               Section 10.1 Access by Purchaser. Upon execution of this Agreement, Sellers shall provide Purchaser and its representatives, accountants and counsel reasonable access during normal business hours and upon two (2) Business Days notice to Sellers to the Branches, Branch Employees, depository records, Loan files, and all other documents and other information concerning the Branches as Purchaser may reasonably request; provided that a representative of Sellers shall be permitted to be present at all times and provided further that with respect to Branch Employees, Sellers’ sole obligation shall be to provide Purchaser with information concerning the name, position, date of hire and salary of the Branch Employees and Sellers shall provide Purchaser with access to or copies of any personnel files or other individualized employee files or documents, all of which shall remain the sole property of Sellers. Notwithstanding the foregoing, in no event shall Sellers be required to provide (a) any information which Sellers’, in their sole discretion, deem proprietary, including without limitation, Sellers’ “credit scoring” system, branch or credit practices, policies or procedures, or staffing models, (b) any information which is protected by the attorney-client privilege, or (c) its or any of its Affiliates’ tax returns.

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               Section 10.2 Communications to Employees; Training.

                    (a) Sellers and Purchaser agree that promptly following the execution of this Agreement, meetings shall be held at such location as Purchaser and Sellers shall mutually agree, provided that representatives of Sellers shall be permitted to attend such meetings to announce Purchaser’s proposed acquisition of the Purchased Assets to the Branch Employees. Sellers and Purchaser shall mutually agree as to the scope and content of all communications to the Branch Employees. Except as specifically provided in this Section 10.2, in no event shall Purchaser contact any Branch Employee without the prior written consent of Sellers, which consent shall not unreasonably be withheld or delayed.

                    (b) At mutually agreed upon times following the initial announcement described in Section 10.2(a), Purchaser shall be permitted to meet with the Branch Employees to discuss employment opportunities with Purchaser, provided that representatives of Sellers shall be permitted to attend any such meeting. From and after the Final Approval Date, Purchaser shall also be permitted to conduct training sessions outside of normal business hours or at other times as Sellers may agree with the Branch Employees and may, at Sellers’ sole option, conduct such training seminars at the Branches; provided that Purchaser will in good faith attempt to schedule such training sessions in a manner which does not unreasonably interfere with Sellers’ normal business operations. Purchaser shall reimburse the Branch Employees for transportation costs to and from the location where Purchaser shall train such employees and compensate the Branch Employees or reimburse Sellers at the Branch Employees respective applicable standard or overtime rates for the time spent in such training.

               Section 10.3 Communications with Customers.

                    (a) At a time to be mutually agreed upon by Purchaser and Sellers, Purchaser shall send statements to the Customers announcing the transactions contemplated hereby (such statements being herein called “Customer Notices”). The form and content of each Customer Notice shall be subject to the approval of both parties and the cost of printing and mailing the Customer Notices shall be borne solely by Purchaser. Following the Final Approval Date, Purchaser shall also be entitled to provide solely at its own expense such other notices or communications to Customers relating to the transactions contemplated hereby as may be required by law; provided that the text of any such notice or communication and the timing of such notice or communication which is provided prior to the Closing shall be approved in advance by Sellers, which approval shall not unreasonably be withheld or delayed.

                    (b) Except as specifically provided herein, in no event will Purchaser contact any Customers prior to the Final Approval Date without the prior written consent of Sellers, which may be granted or withheld in their sole discretion; provided that Purchaser may contact Customers in connection with (i) advertising, solicitations or marketing campaigns not primarily directed to or targeted at Customers, (ii) lending, deposit, safe deposit, trust or other financial services relationships of Purchaser with Customers through branch offices of Purchaser existing as of the date hereof, (iii) unsolicited inquiries by Customers to Purchaser with respect to banking or other financial services provided by Purchaser, and (iv) notices or communications relating to the transactions contemplated hereby in accordance with the provisions hereof.

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                    (c) Purchaser and Sellers agree to cooperate and to otherwise act in good faith to preserve Customer relationships, including without limitation, preparing joint advertisements or engaging in other joint activities. Purchaser and Sellers shall share equally the costs associated with any such initiatives.

ARTICLE XI

TRANSITIONAL MATTERS

               Section 11.1 Payment of Deposit Liabilities.

                    (a) For a period of sixty (60) days after the Conversion Date, Purchaser shall (i) pay all properly drawn and presented checks, negotiable orders of withdrawal, drafts, debits and other withdrawal orders presented to Purchaser by Deposit Liability account customers drawn on checks, negotiable orders of withdrawal, drafts, or other withdrawal order forms provided by Sellers and, (ii) in all other respects discharge, in the usual course of the banking business, all of the duties and obligations of Sellers with respect to the balances due and owing to the Customers who have Deposit Liability accounts. Sellers and Purchaser will develop appropriate procedures and arrangements to provide for settlement by Purchaser of Items which are presented or delivered to Sellers after the Conversion Date, all of which shall be provided by Sellers without expense to Purchaser for a period of sixty (60) days after the Conversion Date. Sellers shall cooperate with Purchaser and take reasonable steps requested by Purchaser to ensure that for sixty (60) days after the Conversion Date, Items encoded for presentment to Sellers are delivered in a timely manner and in accordance with applicable law and clearinghouse rules or agreement. Purchaser acknowledges that any delay, failure, or inability on its part to comply with the obligations imposed upon it as a depository institution under applicable federal or state law, with regard to such checks, drafts, negotiable orders of withdrawal or other withdrawal orders shall not result in any liability or obligation of Sellers and shall not affect any of the rights of Sellers under this Agreement. Sellers shall not be deemed to have made any representations or warranties to Purchaser with respect to any such checks, drafts, negotiable orders of withdrawal or other withdrawal orders and any such representations or warranties implied by law are hereby disclaimed and are the responsibility of Purchaser, except that Sellers shall be chargeable with the warranties and representations implied by law with respect to any such check, draft, negotiable orders of withdrawal order, or other withdrawal order, which is paid by Sellers over the counter.

          Purchaser hereby acknowledges that if, after the Conversion Date, any Customer who has a Deposit Liability account, instead of accepting the obligation of Purchaser to pay the Deposit Liabilities (including Accrued Interest thereon) shall demand payment from Sellers for all or any part of any such Deposit Liabilities (including Accrued Interest thereon), Sellers shall not be liable or responsible for making such payment.

               Section 11.2 Delivery of Purchaser’s Notices. At a time to be mutually agreed upon by Purchaser and Sellers, Purchaser shall, at its sole cost and expense, notify all Customers who have a Deposit Liability account by letter, in a form reasonably acceptable to Sellers, of Purchaser’s assumption of the Deposit Liabilities (which shall include a notification to those Deposit Liability account customers whose accounts are then covered by any type of overdraft protection offered by Sellers, including but not limited to, Advance Lines, that from and after the

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Conversion Date all such overdraft protection from Sellers shall terminate); such notice by Purchaser shall be by first class U.S. mail.

               Section 11.3 Uncollected Checks Returned to Sellers. From and after the Conversion Date, Purchaser shall promptly pay to Sellers an amount equivalent to the amount of any checks, negotiable orders of withdrawal, drafts, or any other withdrawal orders (net of the applicable deposit premium paid by Purchaser with respect to the Deposit Liabilities represented by any such instrument) credited as of the Conversion Date to any Deposit Liability accounts which are returned uncollected to Sellers after the Conversion Date and which shall include an amount equivalent to holds placed upon such Deposit Liability accounts for items cashed by Sellers (net of the applicable deposit premium paid by Purchaser with respect to the Deposit Liabilities represented by any such instrument), as of the Conversion Date which items are subsequently dishonored; provided, however, that if Sellers shall have failed to make or properly reflect in the information provided to Purchaser any provisional credit or hold on any such Deposit Liability accounts in respect of uncollected funds represented by any such item, Purchaser’s obligations under this Section 11.3 in respect of such item shall be limited to the amount of collected funds in such Deposit Liability accounts.

               Section 11.4 Federal Reserve Routing Number. To the extent permitted by applicable law, regulations and Federal agency policies, Seller shall transfer and assign its Routing Number to Purchaser, effective as of the Closing Date. Purchaser shall bear all charges and costs imposed by the Federal reserve in connection with the transfer and assignment of the Routing Number to Purchaser. Sellers and Purchaser will develop appropriate procedures and arrangements to provide for settlement by Seller of Items which are presented or delivered to Purchaser after the Conversion Date and which relate to the Excluded Deposits and Excluded Loans, all of which shall be provided by Purchaser without expense to Seller for a period of sixty (60) days after the Conversion Date. Purchaser shall cooperate with Seller and take reasonable steps requested by Seller to ensure that for sixty (60) days after the Conversion Date, Items encoded for presentment to Purchaser and which relate to the Excluded Deposits and Excluded Loans are delivered in a timely manner and in accordance with applicable law and clearinghouse rules or agreement.

               Section 11.5 Default on Loan Payments to Sellers. If the balance due on any Loan has been reduced by Sellers as a result of a payment by check or draft received prior to the Closing Date, which item is returned to Sellers after the Closing Date, the Loan Value of such Loan shall be correspondingly increased and an amount in cash equal to such increase shall be promptly paid by Purchaser to Sellers within three (3) Business Days after demand by Sellers by wire transfer of immediately available funds to an account designated by Sellers.

               Section 11.6 Notices to Obligors on Loans. Purchaser shall, no later than fifteen (15) days prior to the Closing Date, prepare and transmit, at Purchaser’s sole cost and expense, to each obligor on each Loan, a notice in a form reasonably acceptable to Sellers to the effect that the Loan will be transferred to Purchaser and directing that payments be made after the Closing Date to Purchaser at any address of Purchaser specified by Purchaser, with Purchaser’s name as payee on any checks or other instruments used to make such payments, and, with respect to all such Loans on which payment notices or coupon books have been issued, to issue new notices or coupon books reflecting the name and address of Purchaser as the person to whom and the place

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at which payments are to be made. To the extent that Purchaser’s notice pursuant to the prior sentence shall be legally insufficient, Sellers agree, at Purchaser’s sole expense, to provide all Loan obligors with all required notices of the assignment and transfer of the Loans.

               Section 11.7 New ATM/Debit Cards. Purchaser shall, no later than five (5) days prior to the Conversion Date, furnish ATM/debit cards to Customers who have Deposit Liability accounts to replace Sellers’ ATM/debit cards. Purchaser shall, notify affected customers (a) to destroy the Sellers’ ATM/debit cards as of the Conversion Date and (b) of Purchaser’s withdrawal limits immediately following the Closing, such notice to be mailed or delivered to affected Customers no later than five (5) days prior to the Conversion Date or on such sooner date as may be required by applicable law.

               Section 11.8 Installation of Equipment by Purchaser. Subsequent to the Final Approval Date and prior to the Conversion Date, Sellers shall cooperate with and permit Purchaser, at Purchaser’s option and sole cost and expense, to make provision for the installation of teller or other equipment in the Branches; provided, however, that Purchaser shall arrange for the installation of such equipment at such times and in a manner that does not significantly interfere with the normal business activities and operation of the Branches.

               Section 11.9 Deactivation of ATMs and ATM/Debit Cards. Sellers shall deactivate all ATM/debit cards issued with respect to all Deposit Liability accounts and electronically block access of those cards to the Deposit Liability accounts effective as of the close of business on the Conversion Date. Point-of-sale transactions shall be settled between Purchaser and Sellers for a period of forty-five (45) days after the Conversion Date.

               Section 11.10 Actions With Respect to IRA and Keogh Plan Deposit Liabilities.

                    (a) On or before the Conversion Date, Sellers shall (i) resign as of the close of business on the Conversion Date as the trustee or custodian, as applicable, of each IRA and Keogh Plan of which it is the trustee or custodian, (ii) to the extent permitted by the documentation governing each such IRA and Keogh Plan and applicable law, appoint Purchaser as successor trustee or custodian, as applicable, of each such IRA and Keogh Plan, and Purchaser hereby accepts each such trusteeship or custodianship under the terms and conditions of Purchaser’s plan documents for its IRA and Keogh Plans, and assumes all fiduciary and custodial obligations with respect thereto as of the close of business on the Conversion Date, and (iii) deliver to the IRA grantor or Keogh Plan named fiduciary of each such IRA or Keogh Plan such notice of the foregoing as is required by the documentation governing each such IRA or Keogh Plan or applicable law. Purchaser shall be solely responsible for delivering its IRA or Keogh Plan documents to the applicable IRA grantor or Keogh Plan named fiduciary, including but not limited to, a beneficiary designation form to be completed by the applicable IRA grantor or Keogh Plan participant; provided, however, that in the event that an IRA grantor or Keogh Plan participant dies before such time as Purchaser receives a properly completed beneficiary designation form, Sellers shall make available to Purchaser such information as may exist in Sellers’ files regarding any beneficiary designation it may have regarding such decedent. If, pursuant to the terms of the documentation governing any such IRA or Keogh Plan or applicable law, (y) Sellers are not permitted to appoint Purchaser as successor trustee or custodian, or the IRA grantor or Keogh Plan named fiduciary objects in writing to such designation, or is entitled

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to, and does, in fact, name a successor trustee or custodian other than Purchaser, or (z) such IRA or Keogh Plan includes assets which are not Deposit Liabilities and are not being transferred to Purchaser, and the assumption of such deposit liabilities included in such IRA or Keogh Plan would result in a loss of qualification of such IRA or Keogh Plan under the Code or applicable IRS regulations, all deposit liabilities of Sellers held under such IRA or Keogh Plan shall be excluded from the Deposit Liabilities. Upon appointment as a successor custodian for such IRA liabilities or as a successor trustee for such IRAs or Keogh Plans and their associated liabilities, Purchaser shall perform the services and carry out the duties and obligations required of it under the applicable plans, the Code and applicable federal and state laws and regulations.

                    (b) The Deposit Liabilities include certain IRAs and Keogh Plans that are required to make certain periodic distributions to the IRA account owner or Keogh Plan participant (or beneficiary) either at the account owner’s or participant’s request or because the account owner or participant has attained age 70-1/2. Effective as of the Transfer Date, Purchaser agrees to continue to make such periodic distributions in accordance with the distribution instructions forwarded by Sellers to Purchaser. Purchaser hereby assumes the obligation to pay each minimum distribution required by federal law by December 31 of the calendar year in which the Conversion occurs and, in consideration thereof, Sellers agree not to withhold the amount of such distributions from the aggregate amount of the Deposit Liabilities.

               Section 11.11 Bulk Transfer Laws. Sellers and Purchaser hereby waive compliance with any applicable bulk transfer laws. If by reason of any applicable bulk sales laws any claims are asserted by creditors of Sellers, such claims shall be the responsibility of Purchaser in the case of claims arising under any of the Purchased Assets or Assumed Liabilities.

               Section 11.12 Credit Life Insurance. Sellers and Purchaser agree that Purchaser will become the beneficiary of credit life insurance written on direct consumer installment loans and coverage will continue to be the obligation of the current insurer after the Closing Date and for the duration of such insurance as provided under the terms of the policy or certificate. If the Purchaser becomes the beneficiary of credit life insurance written on direct consumer installment loans, Sellers and Purchaser agree to cooperate in good faith to develop a mutually satisfactory method by which the current insurer will make rebate payments to and satisfy claims of the holders of such certificates of insurance after the Closing Date. The parties’ obligations in this Section are subject to any restrictions contained in existing insurance contracts as well as applicable laws and regulations.

ARTICLE XII

CONDITIONS TO CLOSING

               Section 12.1 Conditions to Obligations of Sellers. The obligations of Sellers under this Agreement are subject to the satisfaction (or, if applicable, waiver in the sole discretion of Sellers, except as to the condition described in Section 12.1(c)) on or before the Closing Date, of each of the following conditions:

                    (a) All of the covenants and other agreements required by this Agreement to be complied with and performed by Purchaser on or before the Closing Date shall have been

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duly complied with and performed in all material respects; provided, however, that Purchaser shall be deemed to have duly complied with and performed such covenants and agreements in all material respects unless the failure to so perform or comply would have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by the Agreement;

                    (b) The representations and warranties made by Purchaser herein or in any certificate or other document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on the Closing Date provided, however, that the representations and warranties of Purchaser herein or in any certificate or other document delivered pursuant to the provisions hereof shall be deemed to be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though made on the Closing Date, unless the failure to be so true and correct would have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by the Agreement;

                    (c) All Regulatory Approvals shall have been obtained and shall be Final and all related statutory waiting periods have expired;

                    (d) No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect to enjoin, or which prohibits, consummation of the transactions contemplated hereby;

                    (e) Sellers shall have received the items to be delivered by Purchaser pursuant to Section 5.3;

                    (f) Sellers (or any successor in interest) shall have received all consents, approvals, authorizations or other orders of or actions by any governmental authorities required or necessary to consummate or effect any Prior Restructuring of Citrus, and any applicable regulatory comment and waiting periods shall have expired and such actions shall be Final (“Regulatory Contingencies”); and

                    (g) Sellers shall have received the consent and waiver with respect to the Vero Beach Property as contemplated under Section 8.3(e), above, or the Vero Beach Property shall automatically be excluded from the sale contemplated hereunder in which event the Purchase Price shall be reduced as described in Section 8.3(e), above.

          Section 12.2 Conditions to Obligations of Purchaser. The obligations of Purchaser under this Agreement are subject to the satisfaction (or, if applicable, waiver in the sole discretion of Purchaser, except as to the condition described in Section 12.2(c)) on or before the Closing Date, of each of the following conditions:

                    (a) All of the covenants and agreements required by this Agreement to be complied with and performed by Sellers on or before the Closing Date shall have been duly complied with and performed in all material respects; provided, however, that Sellers shall be deemed to have duly complied with and performed such covenants and agreements in all

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material respects unless the failure to so perform or comply would have a Material Adverse Effect;

                    (b) The representations and warranties made by Sellers herein or in any certificate or other document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on the Closing Date; provided, however, that the representations and warranties made by Sellers herein or in any certificate or other document delivered pursuant to the provisions hereof shall be deemed to be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though made on the Closing Date, unless the failure to be so true and correct would have a Material Adverse Effect;

                    (c) The Regulatory Approvals shall have been obtained and shall be Final and all related statutory waiting periods have expired;

                    (d) No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect to enjoin, or which prohibits, consummation of the transactions contemplated hereby; and

                    (e) Purchaser shall have received the items to be delivered by Sellers pursuant to Section 5.2.

ARTICLE XIII

DATA PROCESSING AND SERVICING

               Section 13.1 Conversion. Sellers and Purchaser shall use commercially reasonable efforts to ensure the transfer of data information from Sellers to Purchaser concerning the Purchased Assets and Assumed Liabilities. Each party shall be responsible for their respective data processing conversion costs and expenses. Prior to the Closing Date, Sellers will cooperate with Purchaser and take reasonable steps requested by Purchaser to effectuate the conversion from the Sellers of the Deposit Liabilities as of the Conversion Date and the Loans as of the Closing Date, including providing access to equipment and records, provided such requests occur during normal business hours and do not unreasonably interfere with Sellers’ business operations.

               Section 13.2 Servicing. If requested by Purchaser, Servicer agrees to continue to provide Servicing relating to the Loans and Deposit Liabilities on an interim basis until the Conversion Date. Servicer agrees to provide such Servicing from and after the Closing Date through the Conversion Date in accordance with (i) applicable federal and state laws and regulations, (ii) customary practices, policies and procedures for servicing the Loans and Deposit Liabilities, and (iii) the same level of servicing for Affiliates of the Seller. It is understood and agreed upon by the parties that the Servicing will not include any services relating to the foreclosure or collection of delinquent accounts.

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               Section 13.3 Payments. All payments received by Servicer pursuant to this Agreement will be processed in a mutually agreeable manner which shall be consistent with normal and customary check processing and check clearing practices. Servicer agrees that all payments will be deemed to be held in trust for the party entitled thereto until settled upon in accordance with the settlement methodology agreed to from time to time by the parties. Purchaser hereby appoints Servicer as its lawful agent and attorney-in-fact to take all action necessary in its name to effect the prompt and efficient processing and clearing of any check, money order or other instrument or order for the payment of money received in respect of any Loan. Servicer shall correct or cause to be corrected as promptly as possible any data processing or other billing or payment errors that occur in the performance of the Services. Following the Conversion Date, Servicer shall remit promptly to Purchaser all payments on Loans and any other amounts properly payable to Purchaser rather than Servicer as a result of the transactions contemplated hereby which may be received by Servicer from the close of business on the Conversion Date. Pursuant to this Section 13.3, Servicer shall remit payments to Purchaser by automated clearinghouse settlement or by mailing payments directly to Purchaser, as Servicer deems appropriate.

               Section 13.4 Servicing Fees. During the initial Servicing period, Servicer agrees not to charge Purchaser any servicing fees in connection with the Servicing, except that Purchaser agrees to reimburse Servicer for any direct out-of-pocket expenses that Servicer incurs in connection with the Servicing, including, but not limited to, shipping expenses, travel expenses, copying expenses and storage expenses and third party data processing and item processing fees. Direct out-of pocket expenses does not include employee wages or payment for an employee’s time in performing the Servicing. Servicer shall invoice the Purchaser for any out-of-pocket expenses within sixty (60) days after the costs are incurred, and Purchaser shall reimburse Servicer for any such costs within thirty (30) days of receipt of the invoice. Upon the mutual agreement of the parties, Servicer agrees to provide Servicing after the interim 120-day servicing period, pursuant to which Purchaser will pay Servicer a monthly service fee, as disclosed by Servicer. If the Servicing period includes any partial calendar month, the service fee for such month shall be pro rated at a per diem rate based upon a 30-day month. Servicer shall invoice Purchaser monthly for the total service fee payable pursuant to this section. Purchaser agrees to pay such fee to Servicer within 15 days after Purchaser receives the invoice with respect to such fee.

               Section 13.5 Settlement. Unless otherwise agreed to by the parties, there will be a daily settlement of funds between the parties in accordance with the terms of this Agreement and the usual and customary settlement practices between the parties for agreements of this kind.

               Section 13.6 Delivery of Files and Records. Purchaser agrees to provide Servicer with at least fifteen (15) business days prior written notice of the intended Conversion Date, and instructions as to where the Loan files shall be delivered by Servicer. No later than three (3) business days prior to the Conversion Date, Servicer shall deliver to Purchaser each Loan file.

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ARTICLE XIV

INDEMNITY

               Section 14.1 Sellers’ Indemnity. Sellers shall, subject to Section 14.5, indemnify, hold harmless and defend Purchaser, its Affiliates, and its respective successors, permitted assigns, directors, shareholders, officers, agents and employees from and against all claims, losses, liabilities, demands, and obligations of any nature whatsoever (including reasonable legal fees and expenses) (collectively, “Damages”) which Purchaser or any of its Affiliates or their respective successors, permitted assigns, directors, shareholders, officers, agents or employees shall receive, suffer or incur, arising out of or resulting from:

                    (a) Any liability of Sellers not assumed by Purchaser hereunder;

                    (b) The breach of any representation or warranty made by a Seller in this Agreement;

                    (c) The breach of any covenant made by a Seller in this Agreement; or

                    (d) Except for Assumed Liabilities, all other liabilities including those under all pension and welfare benefit plans (as defined in Sections 3(l) and (2) of ERISA), or any supplemental unemployment benefit, deferred compensation, or other employee benefit plan of Sellers or their Affiliates with respect to any and all periods prior to and subsequent to the Closing Date, including without limitation, all liabilities under ERISA, any liabilities for any accumulated funding deficiency as such term is defined in Section 302 of ERISA and Section 412 of the Code and for any liability to the Pension Benefit Guaranty Corporation, the IRS, participants, beneficiaries, employees, or any other public or private person, incurred with respect to or attributable to any plan of Sellers.

                    (e) Any actions taken or omitted to be taken by the Sellers on or prior to the Closing Date and relating to the Branches and the operations of the Sellers at the Branches (other than claims, losses, liabilities, demands and obligations related to the condition of the Fixed Assets, Branches or Real Property, as set forth in Section 6.11(a) and (b)).

                    (f) Any and all taxes and expenses to be paid by the Sellers pursuant to Sections 4.1 and 16.1, including without limitation, those arising upon subsequent audit by any taxing authority, including any interest or penalties.

               Section 14.2 Purchaser’s Indemnity. Purchaser shall indemnify, hold harmless, and defend Sellers, their Affiliates and their respective successors, permitted assigns, directors, shareholders, officers, agents and employees from and against all Damages which Sellers or any of their Affiliates or their respective successors, permitted assigns, directors, shareholders, officers, agents or employees shall receive, suffer or incur, arising out of or resulting from:

                    (a) Any liability of Sellers assumed by Purchaser hereunder, including without limitation, the Assumed Liabilities;

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                    (b) Any actions taken or omitted to be taken by Purchaser from and after the date hereof with respect to the Branch Employees, and any suits or proceedings commenced in connection therewith;

                    (c) Any actions taken or omitted to be taken by Purchaser from or after the Closing Date and relating to the Purchased Assets, Assumed Liabilities, Transferred Employees, and any suits or proceedings commenced in connection therewith (other than proceedings to prevent or limit the consummation of the transactions contemplated in this Agreement);

                    (d) Any and all taxes payable pursuant to Section 4.1, including without limitation, those arising upon subsequent audit by any taxing authority, including any interest or penalties;

                    (e) The breach of any representation or warranty made by Purchaser in this Agreement;

                    (f) The breach of any covenant made by Purchaser in this Agreement; or

                    (g) The breach of any of the Branch Leases by Purchaser.

               Section 14.3 Indemnification Procedure. If a party entitled to indemnification hereunder (“Indemnified Party”) is aware that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Article XIV (whether or not the amount of the claim is then quantifiable), such Indemnified Party shall promptly give written notice thereof to the other party (“Indemnitor”), and the Indemnified Party will thereafter keep the Indemnitor reasonably informed with respect thereto, provided that failure of the Indemnified Party to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent, if any, that the Indemnitor’s rights shall have been prejudiced or the Indemnitor’s liability shall have been materially increased thereby. In case any such action, suit or proceeding is brought against an Indemnified Party, the Indemnitor shall be entitled to participate in (and, in its discretion, to assume) the defense thereof with counsel reasonably satisfactory to the Indemnified Party, provided, however, that the Indemnified Party shall be entitled to participate in any such action, suit or proceeding with counsel of its own choice at the expense of the Indemnitor if, in the good faith judgment of the Indemnified Party’s counsel, representation by the Indemnitor’s counsel may present a conflict of interest or there may be defenses available to the Indemnified Party which are different from or in addition to those available to the Indemnitor. The Indemnitor will not settle any claim, action, suit or proceeding which would give rise to the Indemnitor’s liability under its indemnity unless such settlement includes as an unconditional term thereof the giving by the claimant or plaintiff of a release of the Indemnified Party, in form and substance reasonably satisfactory to the Indemnified Party and its counsel, from all liability with respect to such claim, action, suit or proceeding. If the Indemnitor assumes the defense of any claim, action, suit or proceeding as provided in this Section 14.3, the Indemnified Party shall be permitted to join in the defense thereof with counsel of its own selection and at its own expense. If the Indemnitor shall not assume that defense of any claim, action, suit or proceeding, the Indemnified Party may defend against such claim, action, suit or proceeding in such manner as it may deem appropriate, provided that an Indemnified Party shall not settle any claim, action, suit

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or proceeding which would give rise to the Indemnitor’s liability under its indemnity without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld.

               Section 14.4 Nonsolicitation.

                    (a) Notwithstanding anything to the contrary contained herein, if Sellers shall breach their covenants set forth in Section 8.4 or otherwise act in bad faith, Purchaser’s sole remedy with respect thereto shall be to notify Sellers in writing thereof on or before the third anniversary of the Closing Date, in which event Sellers shall, to the extent practicable, transfer any such relationship to Purchaser for a purchase price equivalent to what would have been paid for such relationship if it had been included in the Purchased Assets or Assumed Liabilities on the Closing Date.

                    (b) Notwithstanding anything to the contrary contained herein, if Purchaser shall breach its covenants set forth in Section 9.3, or otherwise acts in bad faith, and such breach or other action induces a Customer to close a Deposit Liability account and open deposit accounts directly with Purchaser or any of its Affiliates, Purchaser shall notify Sellers in writing thereof on or before the Closing Date, in which event, the account or accounts any such Customer opens with Purchaser or any of its Affiliates shall be included in the Deposit Liabilities for purposes of calculating the Premium in Section 3.5(c) and determining whether the minimum amount of Deposit Liabilities will be transferred by Sellers in accordance with Section 16.3(e).

               Section 14.5 Limitations on Liability. Notwithstanding anything to the contrary contained in this Article XIV, no party shall be entitled to indemnification pursuant to Section 14.1 or 14.2 until its aggregate Damages exceed $150,000, at which time such party shall be entitled to indemnification for the full amount of its Damages to the extent such Damages exceed such amount. In no event shall the Damages payable by Sellers in the aggregate exceed the Purchase Price and in no event shall any party be entitled to any incidental, consequential, special, exemplary, or punitive Damages.

               Section 14.6 General.

                    (a) Each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article XIV to use all commercially reasonable efforts to obtain any insurance proceeds available to such Indemnified Party with regard to the applicable claims. The amount which any Indemnitor is or may be required to pay to any Indemnified Party pursuant to this Article XIV shall be reduced (retroactively, if necessary) by any insurance proceeds or other amounts actually recovered (net of any direct relevant collections costs) by or on behalf of such Indemnified Party in reduction of the related Damages. If an Indemnified Party shall have received the payment required by this Agreement from the Indemnitor in respect of Damages and shall subsequently receive insurance proceeds or other amounts in respect of such Damages, then such Indemnified Party shall promptly repay to the Indemnitor a sum equal to the amount of such insurance proceeds or other amounts actually received (net of any direct relevant collection costs). The amount of any Damages arising from a breach by a Seller of the representation set forth in Section 6.7 due to the existence of a Lien which is not in respect of borrowed money and does not materially impair the continued use and operation of any of the

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Purchased Assets shall be limited to the lesser of (i) the cost of satisfying or removing such Lien or (ii) the actual impairment to the Purchased Asset caused by the existence of such Lien.

                    (b) In addition to the requirements of paragraph (a) above, each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article XIV to use all commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.

                    (c) Subject to the rights of existing insurers of an Indemnified Party, an Indemnitor shall be subrogated to any right of action that the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification from such Indemnitor hereunder.

                    (d) Except for the parties’ rights to specific performance and injunctive relief as described in Section 16.14, the indemnification provided in this Article XIV shall be the exclusive post-Closing Date remedy available to any Indemnified Party with respect to any breach of any representation, warranty, covenant or agreement made by Purchaser or Sellers in this Agreement. The parties hereto further acknowledge that no Indemnity shall be payable for any Damages with respect to any breach of representations or warranties in this Agreement if prior to Closing (i) such party receives a written notice from the other party disclosing such breach or breaches and informing such party that such breach or breaches constitute a Material Adverse Effect, or (ii) any such information is obtained pursuant to Article XVII of this Agreement.

                    (e) All indemnification payments under this Article XIV shall be deemed adjustments to the Purchase Price as defined in Section 3.1.

               Section 14.7 Period of Indemnity. All representations, warranties and covenants contained in or made pursuant to this Agreement shall survive the execution and delivery of the Agreement and shall continue in full force and effect for a period of one (1) year after the Closing Date and thereafter shall terminate, except as to any claim for which written notice shall have been given prior to such date; and provided, further, that all covenants or agreements which by their terms are to be performed after the first anniversary of the Closing Date shall survive until fully discharged.

ARTICLE XV

POST- CLOSING MATTERS

               Section 15.1 Further Assurances. From and after the Closing Date:

                    (a) Except as specifically provided otherwise herein, Sellers shall assist Purchaser in the orderly transition of the operations of the Branches and shall give such further assurances and execute, acknowledge and deliver all such instruments as may be reasonably necessary and appropriate to effectively vest in Purchaser title in the Purchased Assets in the manner contemplated hereby; provided that Sellers need not incur any costs or expenses in connection with its agreements in this Section 15.1 unless such costs or expenses are paid solely by Purchaser; and

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                    (b) Except as specifically provided otherwise herein, Purchaser shall give such further assurances to Sellers and shall execute, acknowledge, and deliver all such acknowledgments and other instruments and take such further action as may be necessary and appropriate to effectively relieve and discharge Sellers from any obligations remaining with respect to the Deposit Liabilities or other Assumed Liabilities.

               Section 15.2 Access to and Retention of Books and Records. For a period of six (6) years from the Closing Date, each party shall have reasonable access to any books and records of the other party relating to the Purchased Assets and the Assumed Liabilities, and the requesting party, at its own expense, may make copies and extracts when such copies and extracts are required by regulatory authorities, for litigation purposes, or for tax or accounting purposes; provided that in the event that as of the end of such period, any tax year of Sellers is under examination by any taxing authority, such books and records shall be maintained by Purchaser until a final determination of the tax liability of Sellers for that year has been made. If such copies or extracts require use of a party’s equipment or facilities, the user shall reimburse the other party for all costs incurred, including without limitation employee expenses.

               Section 15.3 Deposit Histories. In case of any dispute with or inquiry by any Customer whose Deposit Liability account is included in the Assumed Liabilities, which dispute or inquiry relates to the servicing of such account by Sellers prior to the date for which a deposit history has been provided to Purchaser, Sellers will provide Purchaser, where available and to the extent reasonably requested by Purchaser and not already provided to Purchaser, information regarding the Deposit Liability account and copies of pertinent documents or instruments with respect to such dispute or inquiry so as to permit Purchaser to respond to such Customer within a period of time and in a manner which would comply with standard banking practices and customs, and applicable law, for a period of at least two (2) years prior to the Closing Date.

               Section 15.4 Audit of Seller. If it is required for 1st United Bancorp, Inc. or Purchaser to meet any of its respective reporting requirements under the applicable provisions of federal or state securities laws to have an audit, compilation or other review of the historic financial statements of Citrus performed, then Citrus will grant access to 1st United Bancorp, Inc. and Purchaser to the books and records of Citrus following the Closing Date in order that such audit, compilation or review might be performed and Purchaser shall pay all third party costs and expenses incurred by Citrus in connection with Citrus’s obligations under this Section. This Section shall not impose any obligation upon Citrus to continue its corporate existence or remain a separate entity following the Closing Date.”

ARTICLE XVI

MISCELLANEOUS

               Section 16.1 Expenses.

                    (a) Except as otherwise provided herein, Sellers and Purchaser shall each pay all of their own out-of-pocket expenses in connection with this Agreement, including investment banking, appraisal, accounting, consulting, professional, and legal fees, if any, whether or not the transactions contemplated by this Agreement are consummated.

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                    (b) Seller shall pay all fees, costs and expenses for (i) the preparation of title commitments and policies (including payment of all premiums for the policies), (ii) filing of any forms (including without limitation tax forms) with governmental authorities in connection with the transfer of the Real Property or Fixed Assets, (iii) any real property transfer stamps or taxes (including, but not limited to, documentary stamp taxes) imposed on any transfers of title to Real Property and any assignments of leases, excluding the increased rent payable under the Boca Raton lease listed on the attached Schedule 1.1(k) from and after the date of the assignment of such Lease, and (iv) the preparation of assignments of mortgages, financing statements, notes, security agreements or other instruments applicable to or arising in connection with the transfer, assignment or assumption of the Purchased Assets and Assumed Liabilities. Purchaser shall pay all fees, costs and expenses for (i) any surveys, inspections, environmental audits or other investigations that it elects to perform in accordance with the terms of this Agreement, (ii) the recording of assignments of collateral for the Loans and (iii) recording instruments or documents evidencing any transfers of interests in Real Property).

               Section 16.2 Trade Names and Trademarks.

                    (a) Purchaser acknowledges and agrees that notwithstanding anything to the contrary contained herein, it has, and following the Closing shall have, no interest in or to the names “CIB,” “Citrus Bank,” or any trade name, trademark or service mark, logo, corporate name or any other identifier (each, a “Mark”) of any Seller, or any of their respective Affiliates, including without limitation, the tradenames and trademarks associated with any Seller’s products and services. After the Closing Date, Purchaser shall not use, and shall not allow any of its Affiliates to use, any Mark of any Seller or any of their respective Affiliates, including without limitation, the trade names and trademarks associated with any Seller’s products and services.

                    (b) From and after the Closing, Purchaser agrees not to use, and shall prohibit its Affiliates from using, any forms or other documents bearing any Mark of any Seller or any of their respective Affiliates, without the prior written consent of Sellers, which consent may be denied or given in Sellers’ sole discretion. If such consent is given, Purchaser hereby agrees that all forms or other documents to which such consent relates will be stamped or otherwise marked in such a way that identifies Purchaser or any of its Affiliates as the party using and obligated under the terms of the form or document.

                    (c) After the Closing Date, Sellers agree not to sell or use, and shall prohibit their Affiliates from using the name “Citrus Bank” in the State of Florida, except that Sellers can continue to use this name for an interim 12-month in connection with the winding up of Seller’s operations.

               Section 16.3 Termination; Extension of Closing Date. This Agreement shall terminate and shall be of no further force or effect as between the parties hereto, except as to the liability for actual direct damages due to a willful breach of any material representation, warranty or covenant occurring or arising prior to the date of termination upon the occurrence of any of the following:

                    (a) Upon mutual agreement of the parties;

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                    (b) Immediately upon receipt by Purchaser or Sellers of notice from any governmental authority that Purchaser or Sellers, as the case may be, has been denied any Regulatory Approval by Final order;

                    (c) By either Purchaser or Sellers (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach of any of the representations, warranties, covenants or other agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing;

                    (d) By either Purchaser or Sellers, if the transactions contemplated by this Agreement have not been consummated on or by July 31, 2008 (unless the only reason for the delay is the expiration of any necessary statutory waiting periods relating to the Regulatory Approvals or Regulatory Contingencies);

                    (e) By Purchaser in the event that the average amount of the Deposit Liabilities as reflected on the books and records of Seller during the ten (10) Business Day period up to the close of business on the twentieth (20th) Business Day preceding the Closing Date are less than $70,000,000;

                    (f) By Citrus in the event that its Board of Directors shall have approved or recommended, or Citrus shall have executed or entered into a definitive agreement with respect to, a Citrus Acquisition Proposal. In the event that Citrus terminates this Agreement pursuant to this Section 16.3(f), and provided that Purchaser has not otherwise breached in any material respect its obligations under this Agreement as provided in Section 16.3(c) above, Citrus will pay Purchaser in immediately available funds as liquidated damages an amount equal to $1,000,000 (“Break-Up Fee”). This Break-Up Fee shall be paid within three (3) Business Days subsequent to a termination of this Agreement by Citrus and the parties agree that this Break-Up Fee is a reasonable determination, in light of the uncertainty and difficulty of ascertaining the exact amount thereof, of the loss that Purchase would actually sustain in connection with the termination of this Agreement, and Purchaser shall not be entitled to any other damages, fees or expenses relating to the foregoing termination of this Agreement;

                    (g) By Sellers in the event that the Regulatory Contingencies are not satisfied on or prior to the Closing Date;

                    (h) By Purchaser in the event that there is any Material Adverse Effect; or

                    (i) By Purchaser pursuant to Sections 8.10 or 8.14 of this Agreement.

               Section 16.4 Modification and Waiver. No modification of any provision of this Agreement shall be binding unless in writing and executed by the party or parties sought to be bound thereby. Performance of or compliance with any covenant given herein or satisfaction of any condition to the obligations of either party hereunder may be waived by the parties to whom such covenant is given or whom such condition is intended to benefit, except as otherwise provided in this Agreement or to the extent any such condition is required by law; provided, that, any such waiver must be in writing.

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               Section 16.5 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that, except as provided in the next sentence, neither this Agreement nor any rights, privileges, duties or obligations of the parties hereto may be assigned without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed. Purchaser understands, however, that Citrus is winding up its business and consequently, may liquidate and/or merge with and into an Affiliate in connection with a Prior Restructuring, and agrees that no consents shall be required for an Affiliate to assume the rights, privileges, duties or obligations of Citrus in connection therewith.

               Section 16.6 Confidentiality.

                    (a) From and after the date hereof, the parties hereto and their Affiliates shall keep confidential the terms of this Agreement, the negotiations relating hereto and all documents and information obtained by a party from another party in connection with the transactions contemplated hereby, except (i) to the extent this Agreement and such negotiations need to be disclosed to obtain and/or satisfy a Regulatory Approval or Regulatory Contingencies, (ii) for disclosures made in accordance with the terms of this Agreement, and (iii) to the extent required by applicable law, regulations or rules of any national securities exchange. This section shall survive any termination of this Agreement.

                    (b) Except as otherwise required by law, regulations or rules of any national stock exchange, the parties hereto shall each furnish to the other the text of all notices and communications, written or oral, proposed to be sent by the furnishing party regarding the transactions contemplated hereby. Except as otherwise required by law, regulations or rules of any national stock exchange, the furnishing party shall not send or transmit such notices or communications or otherwise make them public unless and until the consent of the other parties is received, which consent shall not be unreasonably withheld or delayed. This section shall survive any termination of this Agreement.

                    (c) Purchaser and Sellers shall issue mutually agreed upon press releases on the date of this Agreement. Purchaser and Sellers shall each furnish to the other copies of the text of all notices, advertisements, information or communications, written or oral, proposed to be sent or transmitted by the furnishing party to Branch Employees, Customers or to the public generally regarding the proposed or actual transfer of the Purchased Assets or the Deposit Liabilities or the other Assumed Liabilities and/or the purchase and sale of the Branches (including any public notices required to be given by law or regulation in connection with such transactions or applications for approval thereof, and the furnishing party shall not send or transmit such notices, advertisements, information or communications or otherwise make them public unless and until the prior consent of the other party shall have been received (such consent not to be unreasonably withheld or delayed); provided, however, that nothing in this Section 16.6(c) shall (i) prohibit any party from making any press release or announcement which its legal counsel reasonably deems necessary under law, if it makes a good faith effort to obtain the other party’s consent to the text of the press release or announcement before making it public, or (ii) require Sellers to furnish to Purchaser or obtain Purchaser’s consent for any communication (A) made in an ad hoc fashion that is responsive to issues or questions of any Branch Employees

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or Customers or (B) that makes factual statements about the transactions contemplated hereby and does not disparage Purchaser.

               Section 16.7 Entire Agreement; Governing Law. This Agreement, together with the exhibits and schedules attached hereto and made a part hereof, contains the entire agreement between the parties hereto with respect to the transactions covered and contemplated hereunder, and supersedes all prior agreements or understandings between the parties hereto relating to the subject matter hereof. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida (without reference to conflicts or choice of law provisions).

               Section 16.8 Consent to Jurisdiction; Waiver of Jury Trial; Advice of Counsel. EACH PARTY HERETO, TO THE EXTENT IT MAY LAWFULLY DO SO, HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF FLORIDA AND THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF FLORIDA, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN OR OTHER REVIEW SOUGHT FROM THE AFORESAID COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF SUCH PARTY’S OBLIGATIONS UNDER OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY), AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS.

          EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY CONCERNED WITH THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY. NO PARTY HERETO, NOR ANY ASSIGNEE OR SUCCESSOR OF A PARTY HERETO SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THIS PROVISION HAS BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THIS PROVISION SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

          EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY ITS OWN COUNSEL WITH RESPECT TO THE TRANSACTION GOVERNED BY THIS AGREEMENT, AND SPECIFICALLY WITH RESPECT TO THE TERMS OF THIS SECTION, WHICH CONCERNS THE WAIVER OF EACH PARTY’S RIGHT TO TRIAL BY JURY.

               Section 16.9 Waiver of Certain Damages. EACH OF THE PARTIES HERETO TO THE FULLEST EXTENT PERMITTED BY LAW IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECIAL, INCIDENTAL, EXEMPLARY

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OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING THERETO.

                Section 16.10 Severability. In the event that any provision of this Agreement shall be held invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and this Agreement shall otherwise remain in full force and effect.

                Section 16.11 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto.

                Section 16.12 Notices. All notices, consents, requests, instructions, approvals, waivers, stipulations and other communications provided for herein to be given by one party hereto to the other party shall be deemed validly given, made or served, in writing and delivered personally or sent by certified mail, return receipt requested, nationally recognized overnight delivery service, or facsimile transmission, addressed as follows:

if to Citrus,

Daniel Rasmussen
Senior Vice President and General Counsel
N27 W24025 Paul Court
Pewaukee, Wisconsin 53072
Telephone: (262) 695-6010
Facsimile: (262) 695-8319

with a copy to:

Thomas R. Homberg
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
Telephone: (414) 273-3500
Facsimile: (414) 273-5198

If to CIB:

Daniel Rasmussen
Senior Vice President and General Counsel
N27 W24025 Paul Court
Pewaukee, Wisconsin 53072
Telephone: (262) 695-6010
Facsimile: (262) 695-8319

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with a copy to:

Thomas R. Homberg
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
Telephone: (414) 273-3500
Facsimile: (414) 273-5198

If to Purchaser:

John Marino
Chief Financial Officer
1st United Bank
One North Federal Highway
Boca Raton, Florida 33432
Telephone: (561) 362-3435
Facsimile: (561) 362-3439

with a copy to:

John P. Greeley, Esquire
Smith Mackinnon, PA
Post Office Box 2254
Orlando, Florida 32802-2254
Telephone: (407) 843-7300
Facsimile: (407) 843-2448

          Seller’s and Purchaser’s attorneys are hereby authorized to send and receive notices hereunder on behalf of their respective clients.

                Section 16.13 Interpretation. Article titles, headings to sections and any table of contents are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation hereof. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. As used herein, “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing,” “written,” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form; references to a person are also to its successors and assigns; except as the context may otherwise require, “hereof,” “herein,” “hereunder,” and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to any gender include the other; except as the context may otherwise require, the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to “Article,” “Section,” or another subdivision or to an “Exhibit” or “Schedule” are to an article, section, or subdivision hereof or an “Exhibit” or “Schedule.” The parties acknowledge that each party and its counsel have reviewed

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and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation, construction and enforcement of this Agreement or any amendment, schedule or exhibit hereto.

               Section 16.14 Specific Performance. The parties hereto acknowledge that monetary damages could not adequately compensate either party hereto in the event of a breach of this Agreement by the other, that the non-breaching party would suffer irreparable harm in the event of such breach, and that the non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof.

               Section 16.15 No Third Party Beneficiaries. The parties hereto intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto. No future or present employee or customer of any party or their respective Affiliates, successors or assigns or other person shall be treated as a third party beneficiary in or under this Agreement.

               Section 16.16 Survival. Except as described in Section 14.7 and except for Sections 8.14, 16.1, 16.2, 16.6, 16.7, 16.8, 16.9, and 16.16, no representations, warranties, covenants and agreements made by the parties herein shall survive termination of this Agreement.

               Section 16.17 Radon. RADON IS A NATURALLY OCCURRING RADIOACTIVE GAS THAT, WHEN IT HAS ACCUMULATED IN A BUILDING IN SUFFICIENT QUANTITIES, MAY PRESENT HEALTH RISKS TO PERSONS WHO ARE EXPOSED TO IT OVER TIME. LEVELS OF RADON THAT EXCEED FEDERAL AND STATE GUIDELINES HAVE BEEN FOUND IN BUILDINGS IN FLORIDA. Additional information regarding radon and radon testing may be obtained from the local public health unit where the Real Estate is located.

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          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed, by their duly authorized representatives, as of the day and year first above written.

CITRUS BANK, NATIONAL ASSOCIATION
By: /s/ George R. Nisbeth
Name: George R. Nisbeth
Title: President & Chief Executive Officer

CIB MARINE BANCSHARES, INC.
By: /s/ John P. Hickey, Jr.
Name: John P. Hickey, Jr.
Title: President & Chief Executive Officer

1ST UNITED BANK
By: /s/ John Marino
Name: John Marino
Title: Chief Financial Officer and COO

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